

Shore Financial Corporation

2001 ANNUAL REPORT

Shore Bank
COMMITTED TO THE EASTERN SHORE

Our People . . .

MAIN OFFICE
25253 Lankford Highway
Onley, Virginia 23418

OPERATIONS CENTER
23378 Commerce Drive
Accomac, Virginia 23301

BRANCH OFFICES
6350 Maddox Boulevard
Chincoteague, Virginia 23336

18426 Dunne Ave.
Parksley, Virginia 23421

21220 North Bayside Drive
Cheriton, Virginia 23316

4017 Lankford Highway
Exmore, Virginia 23350

1503 South Salisbury Boulevard
Salisbury, Maryland 20801

100 West Main Street
Salisbury, Maryland 20801

Jennifer M. Adams ∘ Jaclyn P. Allman ∘ Melanie L. Belote ∘ Steven M. Belote ∘ Natalie N. Binder ∘ Mary Alice Birch ∘ Oleta M. Blaylock ∘ Evie S. Bowden ∘ Thalia J. Bowen ∘ Jacqueline L. Carpenter ∘ Janet J. Carros ∘ Rita L. Chaney ∘ Marilyn J. Cooper ∘ Kara E. Decarlo ∘ William H. Deckert III ∘ Anne H. J. Dize ∘ Joe A. Duer ∘ Amy D. Ferringer ∘ Dorothy E. Gladden ∘ Gail L. Griffin ∘ April L. Hall ∘ Scott C. Harvard ∘ Dennis J. Hebert ∘ Claire I. Hoff ∘ Mychelle L. Holloway ∘ K. Michelle Holston ∘ Martha H. James ∘ Stefanie G. Justice ∘ Betty A. Keisel ∘ Susan E. Kilmon ∘ Anna M. Kroon ∘ Kelly C. Lange ∘ Erica S. Lewis ∘ Carol S. Madison ∘ Jessica L. Mason ∘ Tammy V. Mason ∘ Cheryl A. Massey ∘ Nancy C. Matthews ∘ Craig H. McConnell ∘ Erin N. Merritt ∘ Charles W. Payne ∘ Nancy E. Payne ∘ Judi A. Pellitier ∘ Devon M. Phillips ∘ Vonda K. Pruitt ∘ Carla B. Reese ∘ Julie A. Ricken ∘ Shannon M. Rieben ∘ Susan M. Rillo ∘ Kenya P. Rogers ∘ Michelle A. Sabatino ∘ Patricia W. Savage ∘ John Scott Schreiber ∘ Richard B. Seidel ∘ Vonda M. Smith ∘ Denise W. Stadler ∘ Dawn M. Steelman ∘ Tammy T. Tarr ∘ Carol H. Vincent ∘ Brenda P. Wallace ∘ Jamye L. Watkinson ∘ Donna E. Weaver ∘ Melanie L. White ∘ Nancy L. White ∘ Karen C. Willett ∘ Susan T. Willis ∘ Delilah A. Wilson ∘ Jane O. Wyatt

. . . our most valuable assets!


MARYLAND
DELAWARE
Salisbury
Parksley
Onley
Chincoteague
Accomac
Exmore
Cheriton
VIRGINIA

Table of Contents

Report to Shareholders

In spite of being a tumultuous year for our country and our economy, 2001 was a successful year for Shore Financial Corporation and our subsidiary, Shore Bank. The year began under a veil of economic uncertainty and may have ended even less certain. Over the course of the year the Federal Reserve reduced interest rates eleven times. Their actions stimulated demand for small business borrowings and consumer refinances of debt. It also put a squeeze on interest margins. The terrorist attacks of September 11 were devastating, wreaking havoc on markets, destroying lives, exposing vulnerabilities, and testing our national psyche. In the context of these unprecedented events, we are proud to have achieved record earnings.

While the financial world was in a turmoil, Shore Financial Corporation was sticking to its commitment to grow profits and improve the value of our shareholders' investment. We began by completing the repurchase of 139,000 shares of stock that began in November 2000. These shares were all acquired at less than their book value, resulting in higher earnings per share and higher book value on the remaining common shares. The company also increased the dividend by 50%, improving the overall return on your investment. In November, the company began paying a quarterly dividend for the first time in company history. These actions were identified in 2000 as part of a strategy to improve the return to our shareholders. The result was improvement to both the earnings per share and the overall return on shareholders' investment.

Operationally, the company restructured the balance sheet in an effort to combat margin pressure and to enhance profitability. Company borrowings were virtually eliminated and were replaced by low interest and noninterest bearing core deposit accounts. Time deposits were aggressively re-priced downward following the lead of the Federal Reserve, who reduced rates to levels unseen by many in our business. At the same time, the banking subsidiary increased loan production to record levels. These loans were funded by maturing securities, effectively replacing low yielding assets (securities) with higher yielding assets (loans). These efforts helped to protect the interest margin which was under intense pressure. They also helped to generate record earnings for the company.

While restructuring the balance sheet in the face of volatile financial markets was prudent and profitable, the company remained committed to building a better banking company for the future. Investments in technology continued to improve efficiency and to enable the banking company to deliver excellent products and service. Investments in people and training, combined with improved technology, helped the company generate over 60% of pretax earnings from noninterest sources. The fees from alternative investments, deposits, check cards and other sources will drive bank profitability in the future.

As we look forward to the year 2002, it is filled with potential pitfalls. We found out last year how quickly things can change. However, we are excited about the prospects for your company and we have a team of professionals who are committed to delivering a superior banking product which will result in a superior return on your investment. Virtually all employees are owners of the company as stockholders or as holders of stock options. Ownership fosters a commitment that will result in the continued success of your company. Unlike some large organizations whose employee/owners may have been passive victims of mismanagement, the employee/owners of your company each can have a direct and measurable impact on the company and ensure its success. Our employees are proudly listed on the inside front cover.

We are pleased with the results of last year and hope you will review the detail in the annual report. On behalf of the board of directors I want to thank you for your confidence and your support. If you have any comments or questions please direct them to me at sharvard@shorebank.com.

Scott C. Harvard
President & Chief Executive Officer

Selected Financial Highlights

The following selected financial data for the years ended December 31, 2001 and 2000 is derived from the consolidated financial statements of the Company, which have been audited on an annual basis by Goodman and Company, L.L.P. for the years then ended. The selected financial data information should be read in conjunction with the consolidated financial statements of the Company included elsewhere in this document.

	YEARS ENDED DECEMBER 31,	
(IN THOUSANDS, EXCEPT PER SHARE DATA)	2001	2000
Income Statement Data:		
Interest income	$ 9,917	$ 9,834
Interest expense	4,929	5,041
Net interest income	4,988	4,793
Provision for loan losses	310	212
Noninterest income	1,251	1,013
Noninterest expense	3,882	3,680
Income taxes	616	601
Net income	$ 1,431	$ 1,313
Per Share Data:		
Net income—basic	$ 0.82	$ 0.72
Net income—dilutive	0.82	0.72
Cash dividends	0.12	0.08
Book value at period end	9.58	8.50
Tangible book value at period end	9.56	8.48
Average shares outstanding (000's)	1,736	1,825
Balance Sheet Data (period end):		
Assets	$ 142,851	$ 139,814
Loans, net of unearned income and allowance	104,096	91,345
Securities	28,058	38,751
Deposits	125,314	115,890
Shareholders' equity	16,261	15,436
Performance Ratios:		
Return on average assets	1.02%	0.99%
Return on average equity	9.08%	9.04%
Net interest margin	3.77%	3.85%
Efficiency (1)	62.45%	63.48%
Asset Quality Ratios:		
Allowance for loan losses to period end loans	1.26%	1.44%
Allowance for loan losses to nonaccrual loans	248.78%	105.95%
Nonperforming assets to period end loans and foreclosed properties	0.51%	1.37%
Net charge-offs (recoveries) to average loans	0.33%	0.04%
Capital and Liquidity Ratios:		
Leverage (2)	11.38%	11.04%
Risk-based:		
Tier 1 capital	15.67%	17.24%
Total capital	16.89%	18.46%
Average loans to average deposits	78.33%	77.43%

(1) Computed by dividing noninterest expense by the sum of net interest income and noninterest income, net of security gains and losses.

(2) Computed as a percentage of stockholders' equity to period end assets.

Corporate Profile

General

Shore Financial Corporation (the "Company") is a Virginia corporation organized in September 1997 by Shore Bank (the "Bank") for the purpose of becoming a unitary holding company of the Bank. The Company's assets consist of its investment in the Bank and approximately $3.7 million in cash and other investments. The business and management of the company consists of the business and management of the bank. The Bank is a Virginia chartered, Federal Reserve member commercial bank whose predecessor began business in 1961. The Company and the Bank are headquartered in Onley, Virginia. The Bank operates seven banking offices on the Eastern Shore of Virginia and Maryland, including the counties of Accomack and Northampton in Virginia and Salisbury/ Wicomico County area in Maryland. The bank has a 21% market share of the banking deposits in the Accomack and Northampton Counties in Virginia. At December 31, 2001, the Company had assets of $142.9 million, Bank deposits of $125.3 million and stockholders equity of $16.3 million.

The Bank offers a full menu of banking products and services in the communities it serves. For business customers, the Bank offers checking, cash management, credit card merchant services, employee benefits, and a variety of loan options including operating lines of credit, equipment loans, and real estate loans. For consumers, the Bank has the only totally free checking account available in its Virginia market, along with telephone banking services, safe deposit boxes, a check card and the largest network of ATMs on the Eastern Shore of Virginia. The Bank is a leading real estate lender in its Virginia markets.

The Company also offers other services that complement the core financial services offered by the Bank. The Company has an affiliate relationship with the only independent trust company in Eastern Virginia that provides a vehicle to offer trust and asset management services within the Bank's markets. The Bank's subsidiary, Shore Investments, Inc. (the "Subsidiary"), provides non-deposit investment products including stocks, bonds, mutual funds, and insurance products through the Bank's banking centers. The subsidiary has also invested in a Virginia title insurance company that enables it to offer title insurance policies to its real estate loan customers.

The Bank delivers its banking services through seven branch offices. The Bank provides administrative support to its branch network through an operations center located in Accomac, Virginia. The facility houses the Bank's item processing and check imaging functions and enables the Bank to better serve the Bank's branch network and provide improved customer service. Sixty-eight dedicated employees staff the Bank's facilities.

Market Area

The Bank's headquarters, operations center, and five banking offices are located in Accomack and Northampton Counties, which together form the Eastern Shore of Virginia. These two counties run approximately seventy miles from the Maryland state line south and have thousands of miles of coastline on the Chesapeake Bay and its tributaries on the west and the Atlantic Ocean on the east. They represent the southern portion of the DELMARVA (Delaware-Maryland-Virginia) Peninsula.

The Eastern Shore of Virginia is 20 miles by bridge and tunnel from Hampton Roads, Virginia (Norfolk, Virginia Beach, Portsmouth, Hampton), one of the largest population centers in the country. Tourism and agriculture, along with poultry and seafood processing are the predominant industries in the area. The Nature Conservancy, caretaker of 47,000 acres of ecologically significant real estate, has recently begun limited development while also acting as a catalyst for compatible development in the area.

Corporate Profile *(continued)*

In Northampton County an Eco-Industrial Park exists adjacent to a deep-water port with railroad access. The park is a model for environmentally friendly industrial development. In addition, a 3,000 unit gated community opened in spring 2001, which includes an Arnold Palmer designed golf course, with plans existing for a second course designed by golf legend Jack Nicklaus.

Accomack County Virginia is the home of NASA's Wallops Island Space Facility and the Virginia Space Port Authority as well as the tourist destinations of Chincoteague Island and The Assateague National Wildlife Refuge that draws over one million visitors annually.

The Bank also has two banking offices in Salisbury, Maryland, the crossroads of the DELMARVA Peninsula. Approximately 175,000 people live within a 30-mile radius of Salisbury, which is the regional hub for industry, commerce, health care, recreation and the arts. Home to Perdue Farms, Peninsula Regional Medical Center, and Salisbury University, Salisbury's fastest growing industrial sector is the microwave or wireless communications industry. Along with a strong and diversified industrial base, wholesalers, retailers, and service firms serving ten counties in three states have made Wicomico County a regional supply center for the Eastern Shore of Delaware, Maryland, and Virginia.

Competition

In its market area, the Bank competes with regional commercial banks and independent community banks with multiple offices on the Eastern Shore. These and certain other non-bank competitors may have much greater financial resources, diversified markets, and branch networks than the Bank and may be able to offer similar services at varying costs with higher lending limits. With nationwide banking, the Bank also faces the prospect of additional competitors entering its market area.

The Bank faces strong competition both in originating loans and in attracting deposits. Competition in originating loans comes primarily from commercial banks and mortgage lenders and to a lesser extent consumer finance companies, credit unions, and savings institutions. The Bank competes for loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of service it provides to borrowers.

The Bank faces substantial competition in attracting deposits from other banks, money market and mutual funds, credit unions and other investment vehicles. The ability of the Bank to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to rate of return, liquidity, risk, convenience and other factors. The Bank competes for these deposits by offering a variety of deposit accounts at competitive rates, having convenient business hours, and by marketing its position as the only locally-owned independent bank on the Eastern Shore of Virginia, and one of four in Salisbury/Wicomico, Maryland.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Net income for the year ended December 31, 2001 was $1.431 million, compared to net income of $1.313 million for the same period in the prior year. Loan growth of $12.7 million and noninterest income growth of $238,000 positively impacted earnings during 2001. Increased loan volume enabled the Bank to minimize downward pressures on net interest margin and grow net interest income. This loan demand caused a reallocation of assets by increasing the percentage of interest-earning assets in loans versus investment securities. This shift also contributed to the Company's ability to minimize the impact of downward pressure on its net interest margin during the year. Furthermore, while bank deposits grew $9.4 million, or 8.1%, $8.7 million of the growth occurred in lower costing demand deposit accounts as opposed to time deposits, resulting in a more positive impact on the Bank's net interest margin.

Earnings per share (EPS) were $0.82 for 2001 compared to $0.72 in 2000. In addition to increased revenues, the Company's repurchase of 139,000 shares of common stock since November 2000 significantly contributed to improved EPS.

Total assets grew to $142.9 million at December 31, 2001, a 2.2% increase over total assets of $139.8 million at December 31, 2000. Return on assets (ROA) was 1.02% for the year ended December 31, 2001 compared to 0.99% for the year ended December 31, 2000. Total shareholders' equity grew to $16.3 million at December 31, 2001, a 5.3% increase over total shareholders' equity at December 31, 2000. Return on average equity (ROE) was 9.08% for 2001 compared to 9.04% for 2000.

For the year ended December 31, 2001, total loans increased to $105.4 million, a 13.7% increase over the $92.7 million outstanding at December 31, 2000. Growth in secured commercial loans and consumer loans (including home equity lines) constituted the majority of this increase. Commercial mortgage loans and other secured commercial loans increased by 16.3% and 186.0%, respectively, while consumer loans increased 16.8% over December 31, 2000. Other conventional real estate loans increased 2.2% over December 31, 2000, while unsecured commercial loans increased by 2.5% over the same period. At December 31, 2001, the allowance for loan losses to period end loans was 1.26%, and the level of nonperforming assets to period end loans and foreclosed properties was 0.51%.

Deposits were $125.3 million at December 31, 2001, an increase of 8.1% over December 31, 2000. Interest-bearing demand deposit accounts grew 17.8% during the year ended December 31, 2001, while noninterest-bearing demand deposits increased 28.0% during the period. Demand deposits were $51.6 million at December 31, 2001, an increase of 20.2% over amounts existing at December 31, 2000, while time deposits were $73.8 million at December 31, 2001, an increase of 1.0% over December 31, 2000.

The Bank's net interest margin was 3.77% during the year ended December 31, 2001, compared to 3.85% during the year ended December 31, 2000. Yields on earning assets declined due to significant short-term rate reductions by the Federal Reserve. However, the Bank's cost of interest-bearing liabilities experienced a similar decline, primarily resulting from repricing of time deposits and the Bank's increased reliance on lower costing demand deposits for funding.

Management's Discussion and Analysis *(continued)*

RESULTS OF OPERATION

General

Net interest income is the major component of the Company's earnings and is equal to the amount by which interest income exceeds interest expense. Interest income is derived from interest-earning assets composed primarily of loans and securities. Interest expense results from interest-bearing liabilities, primarily consisting of deposits and short-term borrowings. Changes in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, determine changes in net interest income. Net interest margin is calculated by dividing net interest income by average earning assets and represents the Company's net yield on its earning assets.

Interest Income

During the year ended December 31, 2001, the Company earned $9.9 million in interest income, as compared to the $9.8 million earned for the year ended December 31, 2000. Relatively flat growth in interest income was primarily due to declining yields on interest-earnings assets, partially offset by increased loan volume. These yield reductions resulted from the lower interest rate environment in existence during 2001 as compared to 2000.

Securities yielded 5.74% during the year ended December 31, 2001, compared to 6.17% for the year ended December 31, 2000. Additionally, average securities decreased to $34.6 million during the year ended December 31, 2001, a decrease of 2.2% over an average balance of $35.4 million for the comparable 2000 period. Decreases in average securities primarily resulted from a reallocation of interest-earning assets from securities to loans.

Loans yielded 8.18% during the year ended December 31, 2001, compared to 8.51% for the year ended December 31, 2000. Average total loans increased 8.0% to $96.4 million during the year ended December 31, 2001 from $89.2 million for the 2000 period. The Bank used proceeds from security maturities and deposit growth to fund loan demand during 2001. Loan growth experienced during the period occurred primarily in secured commercial loans and consumer loans (including home equity lines). Average commercial loans were $29.9 million for the year ended December 31, 2001, an increase of 8.1% over average commercial loans of $27.7 million for the year ended December 31, 2000. Average consumer loans (including home equity lines) were $18.6 million for the year ended December 31, 2001, an increase of 12.8% over the $16.5 million average outstanding during the year ended December 31, 2000. Average conventional real estate loans (including construction loans) increased to $47.8 million, or 6.2% over the $45.0 million average outstanding for the year ended December 31, 2000. The increase in commercial and consumer banking relationships reflected in allocation of loan growth corresponds with the Bank's overall strategy of incorporating appropriate pricing and marketing strategies necessary to attract quality commercial and consumer customers.

Interest Expense

Interest expense was $4.9 million during the year ended December 31, 2001, a decrease of 2.2% as compared to $5.0 million for the year ended December 31, 2000. Average interest-bearing liabilities increased 5.6% to $113.6 million during the year ended December 31, 2001 from $107.5 million for the year ended December 31, 2000, while the cost of interest-bearing liabilities decreased 35 basis points from 4.69% during the year ended December 31, 2000 to 4.34% during the year ended December 31, 2001. Total average deposits, including noninterest-bearing demand deposits, increased 6.7% to $123.0 million during the year ended December 31, 2001 from $115.2 million during the year ended December 31, 2000. Factoring in noninterest-bearing demand deposits, the Company's cost of funds was 3.96% and 4.28% for the years ended December 31, 2001 and 2000, respectively. The decrease in total

Management's Discussion and Analysis *(continued)*

deposits and the cost of funds primarily resulted from the falling interest rate environment during the period that caused the downward repricing of demand and time deposits.

Net Interest Income

Net interest income was $5.0 million during the year ended December 31, 2001, 4.1% greater than the $4.8 million reported during the year ended December 31, 2000. This increase occurred despite a decrease in net interest margin to 3.77% during the year ended December 31, 2001 period as compared to 3.85% for the 2000 period. Decreases in net interest margin and net interest spread for the year ended December 31, 2001 reflect the downward pressure on interest rates during the period and its impact on the Bank's yields on interest-earning assets. However, increased lending activities, a 10.5% increase in average interest-bearing demand deposits that carry a lower interest rate than time deposits and borrowings, and a significant downward repricing of time deposits during the period minimized the interest rate environment's impact on the Company's net interest margin and net interest spread.

Management's Discussion and Analysis *(continued)*

The following tables illustrate average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and the related income, expense, and corresponding weighted average yields and costs. The average balances used in these tables and other statistical data were calculated using daily average balances.

AVERAGE BALANCES, INCOME AND EXPENSES, YIELDS AND RATES

	YEAR ENDED DECEMBER 31,					
	2001			2000		
	AVERAGE BALANCE	INCOME/ EXPENSE	YIELD/ RATE (2)	AVERAGE BALANCE	INCOME/ EXPENSE	YIELD/ RATE (2)
	(IN THOUSANDS)					
Assets:						
Securities (1)	$ 34,629	$1,989	5.74%	$ 35,393	$2,183	6.17%
Loans (net of unearned income):						
Real estate mortgage	46,450	3,716	8.00%	44,318	3,537	7.98%
Real estate construction	1,374	111	8.08%	727	56	7.70%
Commercial	29,916	2,512	8.40%	27,685	2,474	8.94%
Home equity lines	7,200	538	7.47%	5,839	579	9.92%
Consumer	11,418	1,005	8.80%	10,660	948	8.89%
Total loans	96,358	7,882	8.18%	89,229	7,594	8.51%
Interest-bearing deposits in other banks	3,274	121	3.70%	2,411	157	6.51%
Total earning assets	134,261	9,992	7.44%	127,033	9,934	7.82%
Less: allowance for loan losses	(1,200)			(1,273)		
Total nonearning assets	7,899			6,741		
Total assets	$140,960			$132,501		
Liabilities						
Interest-bearing deposits:						
Checking and savings	$ 37,040	$ 624	1.68%	$ 33,509	$ 841	2.51%
Time deposits	75,007	4,218	5.62%	71,542	4,051	5.66%
Total interest-bearing deposits	112,047	4,842	4.32%	105,051	4,892	4.66%
FHLB advances	1,527	87	5.70%	2,485	150	6.04%
Total interest-bearing liabilities	113,574	4,929	4.34%	107,536	5,042	4.69%
Non-interest bearing liabilities:						
Demand deposits	10,963			10,194		
Other liabilities	669			246		
Total liabilities	125,206			117,976		
Stockholders' equity	15,754			14,525		
Total liabilities and stockholders' equity	$140,960			$132,501		
Net interest income (1)		$5,063			$4,892	
Interest rate spread (1)			3.10%			3.13%
Net interest margin (1)			3.77%			3.85%

(1) Tax equivalent basis. The tax equivalent adjustment to net interest income was $75,000 and $100,000 for the years ended December 31, 2001 and 2000, respectively.

(2) Yield and rate percentages are all computed through the annualization of interest income and expense divided by average daily balances based on amortized costs.

Management's Discussion and Analysis *(continued)*

The following table describes the impact on the interest income of the Company resulting from changes in average balances and average rates for the periods indicated. The change in interest due to the mixture of volume and rate has been allocated solely to rate changes.

	VOLUME AND RATE ANALYSIS YEARS ENDED					
	DECEMBER 31, 2001 COMPARED TO DECEMBER 31, 2000 CHANGE DUE TO:			DECEMBER 31, 2000 COMPARED TO DECEMBER 31, 1999 CHANGE DUE TO:		
	VOLUME	RATE	INCREASE (DECREASE)	VOLUME	RATE	INCREASE (DECREASE)
Assets:						
Securities	$ (47)	$(147)	$(194)	$334	$ 78	$412
Loans (net of unearned income):						
Real estate mortgage	170	9	179	(8)	161	153
Real estate construction	50	5	55	(52)	(1)	(53)
Commercial	199	(161)	38	123	93	216
Home equity lines	135	(176)	(41)	23	60	83
Consumer	67	(10)	57	143	(67)	76
Total loans	621	(333)	288	229	246	475
Interest-bearing deposits in other banks	56	(92)	(36)	20	49	69
Total earning assets	$630	$(572)	$ 58	$583	$373	$956
Liabilities						
Interest-bearing deposits:						
Checking and savings	$ 89	$(306)	$(217)	$ 18	$ (3)	$ 15
Time deposits	196	(29)	167	264	344	608
Total interest-bearing deposits	285	(335)	(50)	282	341	623
FHLB advances	(58)	(5)	(63)	20	18	38
Total interest-bearing liabilities	227	(340)	(113)	302	359	661
Change in net interest income	$403	$(232)	$ 171	$281	$ 14	$295

Interest Sensitivity

An important element of both earnings performance and the maintenance of sufficient liquidity is proper management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest sensitive assets and interest sensitive liabilities at a specific time interval. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets during a given period. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. This gap can be managed by repricing assets or liabilities, by selling investments available for sale, by replacing an asset or liability at maturity, or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities maturing in the same time interval helps to hedge the risk and minimize the impact on net interest income in periods of rising or falling interest rates.

Management's Discussion and Analysis *(continued)*

The Company determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generation and pricing, funding sources and pricing, and off-balance-sheet commitments in order to reduce sensitivity risk. These decisions are based on management's outlook regarding future interest rate movements, the state of the local and national economy, and other financial and business risk factors.

The following table presents the Company's interest sensitivity position at December 31, 2001. This one-day position, which continually is changing, is not necessarily indicative of the Company's position at any other time.

	INTEREST SENSITIVITY ANALYSIS DECEMBER 31, 2001				
	WITHIN 90 DAYS	91-365 DAYS	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
	(IN THOUSANDS)				
Interest-Earning Assets:					
Loans (1)	$ 20,667	$ 15,589	$ 45,523	$ 23,643	$ 105,422
Securities	2,120	3,082	18,773	4,082	28,057
Money market and other short term securities	4,890	—	—	—	4,890
Total earning assets	$ 27,677	$ 18,671	$ 64,296	$ 27,725	$ 138,369
Cumulative earning assets	$ 27,677	$ 46,348	$ 110,644	$ 138,369	$ 138,369
Interest-Bearing Liabilities:					
Money market savings	8,943	—	—	—	8,943
Interest checking (2)	—	—	16,252	—	16,252
Savings (2)	—	—	13,718	—	13,718
Certificates of deposit	7,618	39,808	23,313	3,024	73,763
FHLB advances	—	—	—	817	817
Total interest-bearing liabilities	$ 16,561	$ 39,808	$ 53,283	$ 3,841	$ 113,493
Cumulative interest-bearing liabilities	16,561	56,369	109,652	113,493	113,493
Period gap	$ 11,116	$ (21,137)	$ 11,013	$ 23,884	$ 24,876
Cumulative gap	$ 11,116	$ (10,021)	$ 992	$ 24,876	$ 24,876
Ratio of cumulative interest-earning assets to interest-bearing liabilities	167.12%	82.22%	100.90%	121.92%	121.92%
Ratio of cumulative gap to total earning assets	8.03%	-7.24%	0.72%	17.98%	17.98%

(1) *Includes nonaccrual loans of $533,000, which are spread throughout the categories.*

(2) *Management has determined that interest checking and savings accounts are not sensitive to changes in related market rates and, therefore, they are placed in the 1 to 5 years category.*

(3) *All securities without specific maturities are included in the 1 to 5 years category as management's intent is to hold these securities for the long term without significant regard to interest rate changes.*

Noninterest Income

During the year ended December 31, 2001, noninterest income increased 23.5% to $1.25 million, compared to $1.01 million for the year ended December 31, 2000, primarily due to increases in deposit account fees, income generated by the Bank's investment subsidiary, Shore Investments, as well as a $50,000 gain on sales of repossessed assets. Excluding the repossessed asset sale, noninterest income increased 18.6% during the year ended December 31, 2001, as compared to the 2000 period. The increase in deposit account fees is primarily attributable to increases in the numbers of consumer and commercial checking accounts and the deposit fees that they generate. Checking accounts generate fees including insufficient funds, check printing, cashiers checks, service charges, ATM, check cards and others. These fees are core earnings that are not interest sensitive and have provided a stable source of

Management's Discussion and Analysis *(continued)*

income for the Bank. Deposit account fees for the year ended December 31, 2001 increased 16.5% to $873,000, compared to $749,000 for the year ended December 31, 2000. Included in deposit account fees are check card revenues of $78,000 generated during the year ended December 31, 2001, compared to $47,000 in the prior year. Commissions earned through brokerage services amounted to $68,000 during 2001, compared to $33,000 during the 2000 period.

Noninterest Expense

For the year ended December 31, 2001, noninterest expense increased 5.5% to $3.9 million, compared to $3.7 million for the year ended December 31, 2000. Noninterest expense was impacted by routine annual salary adjustments and general increases in costs associated with improving and growing the Company.

Compensation and benefits increased by 5.0% to $1.85 million during the year ended December 31, 2001, when compared to $1.76 million for the year ended December 31, 2000, primarily resulting from normal salary adjustments made during 2001. Occupancy and equipment increased 2.2% to $970,000 during the year ended December 31, 2001, compared to $949,000 for the year ended December 31, 2000. Data processing increased 6.4% to $456,000 during the year ended December 31, 2001, compared to $428,000 for the year ended December 31, 2000, primarily due to increased transaction volume. Advertising expenses increased 15.3% to 62,000 during the year ended December 31, 2001, as compared to $54,000 for the 2000 period, primarily due to increased marketing and promotional efforts, particularly in the Maryland market, to attract new customers. Deposit insurance premiums were flat during the year ended December 31, 2001, as compared to the 2000 period. Other expenses increased 12.4% to $523,000 for the year ended December 31, 2001, compared to $465,000 for the 2000 period, primarily resulting from increases in professional fees associated with streamlining the Bank's operational processes, reviewing and renegotiating the Bank's service bureau contract, and making other corporate improvements within the Company.

FINANCIAL CONDITION

Loan Portfolio

The Bank's loan portfolio is comprised of commercial loans, construction loans, real estate mortgage loans, home equity loans, and consumer loans. The primary market areas in which the Bank makes loans are the counties of Accomack and Northampton, Virginia and Salisbury/Wicomico County, Maryland.

Total loans (net of deferred fees and costs) increased to $105.4 million at December 31, 2001, a 13.7% increase over the $92.7 million outstanding at December 31, 2000. Growth in secured commercial loans and consumer loans (including home equity lines) constituted the majority of this increase. Commercial mortgage loans and other secured commercial loans increased by 16.3% and 186.0%, respectively, while consumer loans increased 16.8% over December 31, 2000. Other conventional real estate loans increased 2.2% over December 31, 2000, while unsecured commercial loans increased by 2.5% over the same period.

Management's Discussion and Analysis *(continued)*

The following table summarizes the composition of the Bank's loan portfolio at the dates indicated.

	LOAN PORTFOLIO	
	DECEMBER 31,	
(IN THOUSANDS)	2001	2000
Residential mortgage	$ 47,205	$47,167
Commercial mortgage	26,366	21,765
Commercial—other	10,079	5,056
Real estate construction (1)	1,051	923
Home equity lines of credit	8,912	6,529
Consumer	11,670	11,097
Total loans	105,283	92,537
Less:		
Deferred loan (fees) cost, net	139	144
Allowance for loan losses	(1,326)	(1,336)
Net loans	$104,096	$91,345

(1) Amounts are disclosed net of loans in process of approximately $1.6 million and $1.4 million for 2001 and 2000, respectively.

The following table sets forth the composition of the Bank's loan portfolio by percentage at the dates indicated.

	LOAN PORTFOLIO BY PERCENTAGE	
	DECEMBER 31,	
	2001	2000
Residential mortgage	44.84%	50.97%
Commercial mortgage	25.04%	23.52%
Commercial—other	9.57%	5.46%
Real estate construction	1.00%	1.00%
Home equity lines of credit	8.47%	7.06%
Consumer	11.08%	11.99%
Total loans	100.00%	100.00%

Management's Discussion and Analysis *(continued)*

The following table presents the maturities of selected loans outstanding at December 31, 2001.

	MATURITY SCHEDULE OF PERIOD END LOANS DECEMBER 31, 2001						
	1 YEAR OR LESS		1 TO 5 YEARS		AFTER 5 YEARS		
	FIXED RATE	VARIABLE RATE	FIXED RATE	VARIABLE RATE	FIXED RATE	VARIABLE RATE	TOTAL
	(IN THOUSANDS)						
Residential and commercial mortgages (1)	$ 8,087	$ 3,136	$18,150	$14,033	$15,649	$14,516	$ 73,571
Commercial—other	1,601	3,849	4,370	259	—	—	10,079
Real estate construction	791	260	—	—	—	—	1,051
Home equity lines of credit	679	8,233	—	—	—	—	8,912
Consumer	1,847	111	4,280	—	5,432	—	11,670
Total	$13,005	$15,589	$26,800	$14,292	$21,081	$14,516	$105,283

(1) Includes mortgages with terms that include 3-year, 5-year and 7-year balloon payment features in the 1 to 5 years and after 5 years fixed rate category.

Securities

When securities are purchased, they are classified as securities held to maturity if management has the positive intent and the Company has the ability to hold them until maturity. These investment securities are carried at cost adjusted for amortization of premium and accretion of discounts. Unrealized losses in the portfolio are not recognized unless management of the Company believes that other than a temporary decline has occurred. Securities held for indefinite periods of time and not intended to be held to maturity are classified as available for sale at the time of purchase. Securities available for sale are recorded at fair value. The net unrealized holding gain or loss on securities available for sale, net of deferred income taxes, is included in other comprehensive income as a separate component of stockholders' equity. A decline in the fair value of any securities available for sale below cost, that is deemed other than temporary, is charged to earnings and results in a new cost basis for the security. Cost of securities sold is determined on the basis of specific identification. The Company holds no securities classified as trading.

Management's Discussion and Analysis *(continued)*

Investment Securities. The carrying value of investment securities (effected for all applicable fair value adjustments) amounted to $28.1 million at December 31, 2001, compared to $38.8 million at December 31, 2000. Decreases in securities reflect using maturing securities to fund the loan growth during 2001, as opposed to borrowing from the Federal Home Loan Bank, as was required during 2000. The comparison of amortized cost to fair value is shown in Note 3 of the notes to the financial statements. Note 3 also provides an analysis of gross unrealized gains and losses of investment securities. Investment securities consist of the following:

	SECURITIES PORTFOLIO	
	DECEMBER 31,	
	2001	2000
Amortized Cost:		
U.S. Treasury and other U.S. government agencies	$12,049	$25,249
Tax-exempt municipal bonds	3,483	3,857
Adjustable rate loan funds	1,884	1,787
FHLMC stock	232	232
Preferred stock	2,156	2,156
Trust preferred stock	400	—
Corporate bonds	6,576	5,038
Other equity securities	1,030	995
Total Securities	$27,810	$39,314

Securities Available for Sale. Securities available for sale are used as part of the Company's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, the need to increase regulatory capital and other factors. The fair value of securities available for sale totaled $25.4 million at December 31, 2001, compared to $25.8 million at December 31, 2000. The comparison of fair market value to amortized cost is shown in Note 3 of the notes to the financial statements. Note 3 also provides an analysis of gross unrealized gains and losses of securities available for sale. The following table summarizes available for sale securities for the respective periods.

	SECURITIES AVAILABLE FOR SALE	
	DECEMBER 31,	
	2001	2000
Fair Value:		
U.S. Treasury and other U.S. government agencies	$10,335	$12,867
Tax-exempt municipal bonds	3,547	3,812
Adjustable rate loan funds	1,820	1,741
FHLMC stock	275	289
Preferred stock	1,934	1,825
Trust preferred stock	416	—
Corporate bonds	6,674	4,923
Other equity securities	421	374
Total Securities	$25,422	$25,831

Management's Discussion and Analysis *(continued)*

The following table sets forth the maturity distribution and weighted average yields of the securities portfolio at December 31, 2001. The weighted average yields are calculated on the basis of book value of the investment portfolio and on the interest income of investments adjusted for amortization of premium and accretion of discount.

	MATURITIES OF INVESTMENTS					
	DECEMBER 31, 2001					
	HELD TO MATURITY			AVAILABLE FOR SALE		
	AMORTIZED COST	FAIR VALUE	WEIGHTED AVERAGE YIELD	AMORTIZED COST	FAIR VALUE	WEIGHTED AVERAGE YIELD
U.S. Treasury and other U.S. government agencies						
Within one year	$2,000	$2,008	6.87%	$ 1,519	$ 1,545	4.86%
After one year to five years	—	—	0.00%	8,530	8,790	5.56%
After five years	—	—	0.00%	—	—	0.00%
Total	2,000	2,008		10,049	10,335	
Other Securities:						
Within one year	—	—	0.00%	1,642	1,658	4.55%
After one year to five years	—	—	0.00%	6,392	6,509	5.92%
After five years	—	—	0.00%	2,024	2,054	6.50%
Adjustable Rate Mortgage Fund	—	—	0.00%	1,477	1,476	4.04%
Adjustable Rate Commercial Loan Fund	—	—		407	344	5.32%
Total	—	—		11,942	12,041	
Total Securities	$2,000	$2,008		$21,991	$22,376	

Management's Discussion and Analysis *(continued)*

Deposits

The Bank depends on deposits to fund its lending activities, generate fee income opportunities, and create a captive market for loan products. The table below presents a history of average deposits and the rates paid on interest-bearing deposit accounts for the periods indicated.

	AVERAGE DEPOSITS AND AVERAGE RATES PAID YEARS ENDED DECEMBER 31,			
	2001		2000	
	AVERAGE BALANCE	AVERAGE RATE	AVERAGE BALANCE	AVERAGE RATE
Interest-bearing deposits:				
Checking and savings	$ 37,040	1.68%	$ 33,509	2.51%
Certificates of deposit:				
Less than $100,000	63,977	4.94%	61,609	5.14%
$100,000 and over	11,029	6.07%	9,933	5.93%
Total interest-bearing deposits	112,047	4.32%	105,051	4.66%
Noninterest-bearing deposits	10,963		10,194	
Total average deposits	$123,010		$115,245	

Deposits averaged $123.0 million during the year ended December 31, 2001, an increase of 6.7% over the $115.2 million during the year ended December 31, 2000. Interest-bearing demand deposits accounted for the largest portion of the increase, followed by noninterest-bearing demand deposits. This is attributable to management's efforts to increase consumer and commercial deposit relationships, which tend to be lower costing.

The following table is a summary of the maturity distribution of certificates of deposit in amounts of $100,000 or more as December 31, 2001.

	MATURITIES OF CD'S OF $100,000 OR MORE DECEMBER 31, 2001	
	AMOUNT	PERCENT
Three months or less	$ 868	7.70%
Over three months to one year	7,073	62.77%
Over one year to five years	1,325	11.76%
Over five years	2,002	17.77%
Total	$11,268	100.00%

Management's Discussion and Analysis *(continued)*

Capital Resources

Capital represents funds, earned or obtained, over which banks can exercise greater control in comparison with deposits and borrowed funds. The adequacy of the Company's capital is reviewed by management on an ongoing basis with reference to the size, composition, and quality of the Company's resources and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will support anticipated asset growth and absorb potential losses.

Banking regulations established to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company meets all capital adequacy requirements to which it is subject.

The following table details the components of Tier 1 and Tier 2 capital and related ratios for the periods indicated.

	ANALYSIS OF CAPITAL DECEMBER 31,	
	2001	2000
	(IN THOUSANDS)	
Tier 1 Capital:		
Common stock	$ 560	$ 599
Additional paid-in capital	2,677	3,556
Retained earnings	12,860	11,641
Comprehensive income (loss)	164	(361)
Total capital (GAAP)	16,261	15,435
Less: Intangibles	(30)	(34)
Net unrealized (gain) loss on securities	(164)	361
Net unrealized losses on equity securities	(137)	(213)
Total Tier 1 capital	15,930	15,549
Tier 2 Capital:		
Allowable allowances for loan losses	1,232	1,099
Total Tier 2 capital	$ 17,162	$ 16,648
Risk-weighted assets	$101,638	$ 90,165
Capital Ratios (1):		
Tier 1 risk-based capital ratio	15.67%	17.24%
Total risk-based capital ratio	16.89%	18.46%
Tier 1 capital to average adjusted total assets	11.30%	11.74%

(1) The required minimum capital ratios for capital adequacy purposes, as defined collectively by the federal banking agencies, for Tier 1 risk-based capital, total risk-based capital, and Tier 1 capital to average adjusted assets was 4.0%, 8.0% and 4.0%, respectively. To be considered "well capitalized" under federal prompt corrective action regulation, these same required ratios are 6.0%, 10.0% and 5.0%, respectively.

Management's Discussion and Analysis *(continued)*

Asset Quality

Allowance for loan losses. The allowance for loan losses represents an amount management believes is adequate to provide for probable loan losses inherent in the loan portfolio. The Bank's focus on diversifying its loan portfolio by emphasizing and expanding its commercial and consumer lending programs generally involves greater risk than residential mortgage lending. Considering this shift in lending emphasis, management in recent years has provided for probable loan losses, which may result from the greater inherent risk present in these loan products, by increasing its allowance for loan losses in accordance with SFAS No. 5, *Accounting for Contingencies.* However, risks of future losses cannot be quantified precisely or attributed to particular loans or classes of loans. Because those risks are influenced by general economic trends as well as conditions affecting individual borrowers, management's judgment of the allowance is necessarily approximate and imprecise. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies.

Set forth below is a table detailing the allowance for loan losses for the periods indicated.

	ALLOWANCE FOR LOAN LOSSES	
	YEAR ENDED DECEMBER 31,	
	2001	2000
	(IN THOUSANDS)	
Balance, beginning of period	$ 1,336	$ 1,163
Loans charged off:		
Commercial	—	(7)
Real estate mortgage	(282)	—
Consumer	(53)	(85)
Total loans charged-off	(335)	(92)
Recoveries:		
Commercial	—	38
Real estate mortgage	—	—
Consumer	15	15
Total recoveries	15	53
Net recoveries (charge-offs)	(320)	(39)
Provision for loan losses	310	212
Balance, end of period	$ 1,326	$ 1,336
Allowance for loan losses to loans outstanding at end of period	1.26%	1.44%
Allowance for loan losses to nonaccrual loans outstanding at end of period	248.78%	105.95%
Net charge-offs to average loans outstanding during period	(0.33%)	(10.04%)

Management's Discussion and Analysis *(continued)*

For the year ended December 31, 2001, the Bank experienced net charge-offs of $320,000, compared to net charge-offs of $39,000 for the year ended December 31, 2000. The increase during 2001 was primarily attributable to a $160,000 charge-off relating to the collateral of two loans foreclosed on during the year that were classified as impaired at December 31, 2000. As of December 31, 2001, all collateral obtained upon foreclosure on these loans had been sold. The increase in charge-offs impacted the ratio of net charge-offs to average loans outstanding during the period, which was a negative 0.33% during the year ended December 31, 2001, compared to a negative 0.04% during the year ended December 31, 2000. The remaining charge-offs for the year ended December 31, 2001 primarily related to various consumer and real estate loans that were either deemed uncollectible or foreclosed on with the properties subsequently sold.

At December 31, 2001, there were no loans identified by the Bank as impaired under the established accounting guidelines, as compared to December 31, 2000 when there were loans totaling $267,000 identified by the Bank as impaired. Amounts identified at December 31, 2000 were to the same borrower and the Bank foreclosed on assets collateralizing these loans during 2001. Upon foreclosure, the Bank wrote the assets down by $160,000. These assets were sold during 2001 for $45,000 more than their carrying value at the time of sale.

The allowance for loan losses at December 31, 2001 was $1.33 million, compared to $1.34 million at December 31, 2000. The Bank's loan portfolio continues to evolve from primarily residential real estate mortgages to one with a significant emphasis in commercial and consumer loans. Increased competition in the real estate mortgage arena and the desire to diversify contributed to this shift in lending and customer relationships. However, with this change comes increased risk associated with potential loan losses, as supported by the Bank's increased write-offs in recent years. The Bank considers its write-off history and the historical allowance levels maintained by peer community banks engaged in commercial lending in determining adequate loan loss reserves. The allowance for loan losses as a percentage of period end loans equaled 1.26% at December 31, 2001, compared to 1.44% at December 31, 2000. The allowance at December 31, 2000 includes specific reserves relating to impaired loans outstanding at that date and subsequently written down during 2001. The ratio of the allowance for loan losses as a percentage of nonaccrual loans outstanding increased at December 31, 2001 to 248.78%, compared to 105.95% at December 31, 2000. This increase primarily was attributable to a $728,000 decrease in nonaccrual loans from December 31, 2000 to December 31, 2001. Management believes that allowances for losses existing at December 31, 2001 are sufficient to cover any anticipated or unanticipated losses on loans outstanding in accordance with SFAS No. 5, *Accounting for Contingencies.*

An allocation of the allowance for loan losses in dollars and as a percent of the total allowance is provided in the following tables. Because all of these factors are subject to change, the allocation is not necessarily predictive of future loan losses in the indicated categories.

	ALLOCATION OF ALLOWANCE FOR LOAN LOSSES					
	COMMERCIAL		REAL ESTATE		CONSUMER	
	RESERVE FOR LOAN LOSSES	PERCENTAGE OF LOAN ALLOWANCE	RESERVE FOR LOAN LOSSES	PERCENTAGE OF LOAN ALLOWANCE	RESERVE FOR LOAN LOSSES	PERCENTAGE OF LOAN ALLOWANCE
	(IN THOUSANDS)					
December 31,						
2001	$497	37.48%	$268	20.21%	$561	42.31%
2000	581	43.49%	262	19.61%	493	36.90%

Management's Discussion and Analysis *(continued)*

The following table details information concerning nonaccrual and past due loans, as well as foreclosed assets.

	NONPERFORMING ASSETS DECEMBER 31, 2001	2000
	(IN THOUSANDS)	
Nonaccrual loans:		
Commercial	$ —	$ 13
Real estate mortgage	453	1,180
Home equity lines of credit	22	25
Consumer	58	43
Total nonaccrual loans	533	1,261
Other real estate owned	—	5
Total nonperforming assets	$ 533	$ 1,266
Loans past due 90 or more days accruing interest	—	
Allowance for loan losses to nonaccrual loans	248.78%	105.95%
Nonperforming assets to period end loans and other real estate owned	0.51%	1.37%

Total nonperforming assets, which consist of nonaccrual loans and foreclosed properties, net of allowance for other real estate losses, were $533,000 at December 31, 2001, compared to $1.27 million at December 31, 2000. Resolution of impaired loans and other problem loans during 2001 contributed to this decline. At December 31, 2001 and 2000, the Bank had no loans past due more than 90 days that were still accruing interest. The Bank's policy is that whenever a loan reaches 90 days delinquent the loan no longer accrues interest. As discussed above, approximately $267,000 of impaired loans was included in nonperforming assets at December 31, 2000.

As to the nonaccrual loans at December 31, 2001 and 2000 referred to above, approximately $25,000 and $78,000, respectively, of interest income would have been recognized during the year then ended, if interest thereon had been accrued.

The ratio of nonperforming assets to period end loans and foreclosed properties is also detailed within the table above. This ratio decreased to .51% at December 31, 2001, compared to 1.37% at December 31, 2000, primarily due to a decrease in nonperforming loans while total loans increased.

Other real estate owned at December 31, 2000 consisted of one parcel of real estate that had been written down to its estimated fair market value, less selling expenses. The Bank donated this property to a local charity during 2001.

The Bank closely monitors loans that are deemed to be potential problem loans. Loans are viewed as potential problem loans when possible credit problems of borrowers or industry trends cause management to have doubts as to the ability of such borrowers to comply with current repayment terms. Those loans are subject to regular management attention, and their status is reviewed on a regular basis. In instances where management determines that specific reserves should be set, the Bank takes such action as is deemed appropriate.

Management's Discussion and Analysis *(continued)*

As of December 31, 2001, all loans 60 days or more delinquent, including nonperforming loans, totaled $1.1 million. Additionally, other performing loans totaling $424,000 existed that were current, but had certain documentation deficiencies or other potential weaknesses that management considers to warrant additional monitoring. All loans in these categories are subject to constant management attention, and their status is reviewed on a regular basis. These loans are generally secured by residential and commercial real estate and equipment with appraised values that exceed the remaining principal balances on such loans.

Liquidity; Asset Management

Liquidity represents the Company's ability to meet present and future obligations through the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments maturing within one year, and investments that are categorized as available-for-sale. The Company's ability to obtain deposits and purchase funds at favorable rates determines its liability liquidity. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity that is sufficient to satisfy its depositor's requirements and meet its customers' credit needs.

	SUMMARY OF LIQUID ASSETS	
	DECEMBER 31,	
	2001	2000
Cash and due from banks	$ 6,606	$ 5,096
Held-to-maturity securities due within one year	2,000	10,307
Available-for-sale securities	25,422	25,831
Total liquid assets	$ 34,028	$ 41,234
Deposits and other liabilities	$126,590	$124,378
Ratio of liquid assets to deposits and other liabilities	26.88%	33.15%

The summary above indicates sufficient liquidity to meet anticipated needs. Additional sources of liquidity available to the Company include the capacity to borrow additional funds when the need arises. The Bank has an available line of credit with the FHLB for up to 13% of bank assets, or approximately $18.3 million at December 31, 2001. The borrowing capacity is subject to certain collateral requirements as stipulated in the FHLB borrowing agreement. At December 31, 2001 the Bank had sufficient collateral pledged to borrow a total of approximately $5.1 million from the FHLB.

Total cash and cash equivalents were $6.6 million at December 31, 2001, compared to $5.1 million at December 31, 2000. Net cash provided by operating activities was $2.0 million for the year ended December 31, 2001, compared to $1.4 million for the year ended December 31, 2000. This increase primarily is due to increased net income and other changes in normal operating activities during the periods.

Management's Discussion and Analysis *(continued)*

Net cash flows used in investing activities were $1.6 million during the year ended December 31, 2001, compared to $13.7 million during the year ended December 31, 2000. The majority of this decrease resulted from increases in investment maturities and calls with the proceeds being used to fund increased loan demand during the year ended December 31, 2001, as compared to the year ended December 31, 2000.

Net cash flows provided by financing activities were $1.1 million for the year ended December 31, 2001, compared to $10.6 million for the year ended December 31, 2000. This decrease primarily resulted from repayments of FHLB advances outstanding at December 31, 2000, and the repurchase of 120,000 shares of the Company's common stock during 2001.

The Bank occasionally finds it necessary to borrow funds on a short-term basis due to fluctuations in loan and deposit levels. The Bank has several arrangements whereby it may borrow funds overnight and on terms. As discussed above, the Bank currently has borrowing capacity of $18.3 million, with the ability to substantially increase this capacity by providing additional collateral (mortgage loans and investments) and meeting other guidelines with the FHLB. At December 31, 2001, the Bank had $817,000 in outstanding FHLB advances, compared to $8.1 million at December 31, 2000.

The following table details information concerning the Bank's short-term borrowings for the periods presented.

	DECEMBER 31,	
	2001	2000
(DOLLARS IN THOUSANDS)		
Monthly average balance of short-term borrowings outstanding during the period	$ 637	$ 1,510
Weighted-average interest rate on monthly average short-term borrowings	6.11%	6.45%
Maximum month-end balance of short-term borrowings outstanding during the period	$ 4,800	$ 7,100

Management's Discussion and Analysis *(continued)*

Return on Equity and Assets

The following table summarizes ratios considered to be significant indicators of the Bank's profitability and financial condition during the periods indicated.

	RETURN ON EQUITY AND ASSETS	
	YEAR ENDED DECEMBER 31,	
	2001	2000
Return on average assets	1.02%	0.99%
Return on average equity	9.08%	9.04%
Average equity to average asset ratio	11.18%	10.96%

Impact of Accounting Pronouncements

In June 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 prospectively prohibits the pooling of interest method of accounting for business combinations initiated after June 30, 2001. Statement No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. The amortization of existing goodwill will cease on December 31, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. Statement No. 142 also establishes a new method of testing goodwill for impairment on an annual basis, or on an interim basis, if an event occurs or circumstances change that would reduce the fair value of a reporting unit below is carrying value. At December 31, 2001, the Company had goodwill totaling $30,000. Accordingly, the Company has determined the financial statement impact of Statement No. 142 to be immaterial upon adoption during its fiscal year beginning January 1, 2002.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." It requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. The Company anticipates the financial statement impact of adopting Statement No. 143 will be immaterial. This pronouncement will be effective for financial statements issued after June 15, 2002.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company anticipates the financial statement impact of adopting Statement No. 144 will be immaterial. This pronouncement will be effective for fiscal years beginning after December 15, 2001.

On December 26, 2001, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 01-6, *Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others.* The SOP is effective for financial statements for the fiscal years beginning after December 15, 2001. Earlier application is encouraged. With limited exceptions, this SOP applies to *any* entity that lends to or finances the activities of others. For example, an entity may have a financing arrangement that involves extending credit to trade customers resulting in trade receivables, a second mortgage loan, or an unsecured commercial loan. Those arrangements were included in the scope of the AICPA Audit and Accounting Guide, *Audits of Finance Companies* (FC Guide) and, accordingly, also

Management's Discussion and Analysis *(continued)*

are included in the scope of this SOP. The FC Guide, portions of which have been superseded because of the issuance of this SOP, covered all financing activities of business enterprises. This included financings of different type and duration, from shorter-term trade financings to extended term arrangements, both for an entity's own products and services as well as for products and services sold by unaffiliated businesses. This SOP also provides specialized guidance for certain transactions specific to certain financial institutions. Divergence in accounting practices among certain elements of the financial services industry for similar transactions has resulted in the need for a reconciliation of existing guidance. This SOP reconciles and conforms, as appropriate, the accounting and financial reporting provisions established by the AICPA's Audit and Accounting Guides, *Banks and Savings Institutions, Audits of Credit Unions*, and the FC Guide. The Company is assessing the effect of this SOP on financial condition and results of operations, but does not currently expect the SOP to have a material effect on its financial statements.

Effects of Inflation

The Company believes that its net interest income and results of operations have not been significantly affected by inflation during the years ended December 31, 2001 and 2000.

Consolidated Statements of Financial Condition

December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash (including interest-earning deposits of approximately $4,890,000 and $1,154,000, respectively)	$ 6,605,900	$ 5,096,300
Investment securities:		
Held to maturity (fair value of $2,007,500 and $12,356,000, respectively)	1,999,700	12,303,100
Available for sale (amortized cost of $25,175,200 and $26,394,400, respectively)	25,422,300	25,831,300
Federal Home Loan Bank stock, at cost	510,500	491,800
Federal Reserve Bank stock, at cost	124,800	124,800
Loans receivable, net	104,095,800	91,344,700
Premises and equipment, net	2,778,500	2,843,400
Real estate owned	—	5,000
Accrued interest receivable	981,400	1,131,500
Prepaid expenses and other assets	332,300	641,800
	$142,851,200	$139,813,700
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$125,313,700	$115,890,200
Advances from Federal Home Loan Bank	816,700	8,054,700
Advance payments by borrowers for taxes and insurance	198,400	190,500
Accrued interest payable	27,000	78,200
Accrued expenses and other liabilities	234,600	164,600
Total liabilities	126,590,400	124,378,200
Stockholders' equity		
Preferred stock, par value $1 per share, 500,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $.33 per share, 5,000,000 shares authorized; 1,697,667 and 1,815,212 shares issued and outstanding, respectively	560,200	599,000
Additional capital	2,677,200	3,556,500
Retained earnings, substantially restricted	12,859,600	11,640,700
Accumulated other comprehensive income (loss)	163,800	(360,700)
Total stockholders' equity	16,260,800	15,435,500
	$142,851,200	$139,813,700

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

Years Ended December 31, 2001 and 2000

	2001	2000
Interest and dividend income		
Loans	$7,881,700	$7,594,300
Investments		
Taxable interest	1,755,200	1,908,000
Tax-exempt interest	146,500	194,800
Dividends	133,900	137,300
Total interest and dividend income	9,917,300	9,834,400
Interest expense		
Deposits	4,841,800	4,891,700
FHLB advances	87,300	149,500
Total interest expense	4,929,100	5,041,200
Net interest income	4,988,200	4,793,200
Provision for loan losses	310,000	212,400
Net interest income after provision for loan losses	4,678,200	4,580,800
Noninterest income		
Deposit account fees	872,600	748,800
Loan fees	142,300	142,200
Gains on sales of securities	23,200	8,500
Gains on sale of real estate	50,000	—
Other	163,100	113,300
Total noninterest income	1,251,200	1,012,800
Noninterest expense		
Compensation and employee benefits	1,848,500	1,760,100
Occupancy and equipment	970,300	949,100
Data processing	455,700	428,400
Advertising	62,400	54,100
Federal insurance premium	22,600	23,100
Other	522,600	465,000
Total noninterest expense	3,882,100	3,679,800
Income before income taxes	2,047,300	1,913,800
Income taxes	616,400	601,100
Net income	$1,430,900	$1,312,700
Cash Dividends Declared Per Share	$ 0.12	$ 0.08
Earnings Per Common Share:		
Basic	$ 0.82	$ 0.72
Diluted	$ 0.82	$ 0.72

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Stockholders' Equity

Years Ended December 31, 2001 and 2000

	NUMBER OF SHARES	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance, December 31, 1999	1,822,812	$601,500	$3,632,400	$10,473,800	$(809,700)	$13,898,000
Common stock cash dividend declared	—	—	—	(145,800)	—	(145,800)
Proceeds from exercise of stock options	12,000	4,000	54,200	—	—	58,200
Repurchase of common stock	(19,600)	(6,500)	(130,100)	—	—	(136,600)
Comprehensive income	—	—	—	1,312,700	449,000	1,761,700
Balance, December 31, 2000	1,815,212	599,000	3,556,500	11,640,700	(360,700)	15,435,500
Common stock cash dividend declared	—	—	—	(212,000)	—	(212,000)
Proceeds from exercise of stock options	2,500	825	18,925	—	—	19,750
Repurchase of common stock	(120,045)	(39,625)	(898,225)	—	—	(937,850)
Comprehensive income	—	—	—	1,430,900	524,500	1,955,400
Balance, December 31, 2001	1,697,667	$560,200	$2,677,200	$12,859,600	$ 163,800	$16,260,800

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 1,430,900	$ 1,312,700
Adjustments to reconcile to net cash provided by operating activities:		
Provision for loan losses	310,000	212,400
Depreciation and amortization	324,600	335,200
Amortization of premium and accretion of discount on securities, net	(192,300)	(179,000)
Gain on sale of investment securities	(23,200)	(8,500)
(Gain) loss on disposal of fixed assets	7,700	(700)
(Gain) loss on sale of repossessed assets	(45,200)	23,100
Gain on noncash donation	(5,000)	—
Change in net deferred loan fees	4,100	(10,100)
Increase in other assets	170,200	(82,300)
Increase in other liabilities	26,700	(156,000)
Net cash provided by operating activities	2,008,500	1,446,800
Cash flows from investing activities		
Purchase of available-for-sale securities	(10,669,000)	(1,635,600)
Proceeds from maturities, sales and calls of available-for-sale securities	11,884,600	2,650,000
Purchase of held-to-maturity securities	(4,178,300)	(14,672,800)
Proceeds from maturities, prepayments and calls of held-to-maturity securities	14,698,000	4,404,100
Purchase of Federal Home Loan Bank stock	(18,700)	—
Loan originations, net of repayments	(13,384,400)	(4,488,600)
Purchase of premises and equipment	(260,900)	(167,300)
Proceeds from sale of premises and equipment	—	3,300
Proceeds from sale of real estate owned	374,400	165,200
Net cash used by investing activities	(1,554,300)	(13,741,700)

Consolidated Statements of Cash Flows

Years Ended December 31, 2001 and 2000 (continued)

	2001	2000
Cash flows from financing activities		
Net increase in demand deposits	8,663,900	3,684,600
Net increase in time deposits	759,600	5,057,300
Proceeds from FHLB advances	8,316,700	13,300,000
Repayments of FHLB advances	(15,554,700)	(11,247,900)
Repurchase of common stock	(937,850)	(136,600)
Proceeds from exercise of stock options	19,750	58,200
Payment of dividend on common stock	(212,000)	(145,800)
Net cash provided by financing activities	1,055,400	10,569,800
Increase (decrease) in cash and cash equivalents	1,509,600	(1,725,100)
Cash and cash equivalents, beginning of period	5,096,300	6,821,400
Cash and cash equivalents, end of period	$ 6,605,900	$ 5,096,300
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$ 4,980,300	$ 5,055,800
Cash paid during the period for income taxes	$ 515,000	$ 680,000
Supplemental schedule of non-cash investing and financing activities		
Transfers from loans to real estate acquired through foreclosure	$ 319,206	$ 5,000

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000

NOTE 1

ORGANIZATION AND BUSINESS

Shore Financial Corporation (the "Company") is a Virginia corporation organized in September 1997 by Shore Bank (the "Bank") for the purpose of becoming a unitary holding company of the Bank. The Company became a unitary holding company of the Bank on March 16, 1998. The business and management of the Company consists of the business and management of the Bank. The Bank became a Virginia chartered, Federal Reserve member, commercial bank on March 31, 1998. Previously, the Bank was a federally chartered savings bank. The Company and the Bank are headquartered on the Eastern Shore in Onley, Virginia.

The Company's assets primarily consist of approximately $3.7 million in cash and investments and its investment in the Bank. Currently, the Company does not participate in any other activities outside of controlling the Bank. The Bank provides a full range of banking services to individual and corporate customers through its seven banking offices located on the Eastern Shore of Virginia and Maryland, including the counties of Accomack and Northampton, Virginia, and the Salisbury/Wicomico County area in Maryland. The Bank's, and subsequently the Company's, common stock became publicly traded in August 1997, upon completing its subscription rights and initial public offerings, which included the sale of 431,250 shares of common stock.

During March 1999, the Bank activated its subsidiary, Shore Investments, Inc., to engage in financial activities supporting the Bank's operations. These activities include, but are not limited to, the selling of investment and insurance products. During 1999, Shore Investments, Inc. invested approximately $13,500 in a Virginia title insurance company and hired an employee to sell investments through an agreement with a third party broker-dealer.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, the Bank and Shore Investments, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate owned.

Advertising

The Company expenses advertising costs as they are incurred.

Investment Securities

Investments in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their market value below amortized cost. Investments in debt and equity securities classified as trading, if any, are stated at fair

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

value. Unrealized holding gains and losses for trading securities are included in the statement of income. The Company had no such securities during the periods reported in the financial statements. All other investment securities with readily determinable fair values are classified as available-for-sale. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported, net of tax effect, in other comprehensive income until realized.

Investments in Federal Home Loan Bank and Federal Reserve Bank stock are stated at cost, as these securities are restricted and do not have readily determinable fair values.

Gains and losses on the sale of securities are determined using the specific identification method. Other-than-temporary declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost, if any, are included in earnings as realized losses.

Loans Receivable

Loans receivable consist of real estate loans secured by first deeds of trust on single-family residences, other residential property, commercial property and land located primarily in an area known as the Eastern Shore of Virginia and Maryland, as well as secured and unsecured consumer and commercial loans.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The Bank places loans on nonaccrual status after being delinquent greater than 90 days, or earlier, if the Bank becomes aware that the borrower has entered bankruptcy proceedings, or if the loans have developed inherent problems prior to being 90 days delinquent that indicate payments of principal or interest will not be made in full. Whenever the accrual of interest is stopped, a specific allowance is established through a charge to expense for previously accrued but uncollected interest income. Thereafter, interest is recognized only as cash is received until the loan is brought current.

Valuation allowances for estimated losses on loans are provided on a specific and nonspecific basis. Specific allowances are provided when an identified significant decline in value of a loan occurs. The nonspecific valuation allowance incorporates a number of factors including historical loss experience, economic conditions, prevailing market conditions, management's assessment of credit risk considering loan classification categories and management's judgment. This nonspecific allowance has been established to provide reserves for estimated inherent losses resulting from lending activities. In the opinion of management, the present allowance is adequate to absorb reasonably foreseeable loan losses. Additions to the allowance are reflected in current operations. Charge-offs to the allowance are made when the loan is considered uncollectible or is transferred to real estate acquired in settlement of loans.

A loan is considered impaired when it is probable that the Bank will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. A performing loan may be considered impaired. The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair value of the related collateral. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current best estimate of the future cash flows on the loan discounted at the loan's original effective interest rate. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

For impaired loans that are on nonaccrual status, cash payments received are generally applied to reduce the outstanding principal balance. However, all or a portion of a cash payment received on a nonaccrual loan may be recognized as interest income to the extent allowed by the loan contract, assuming management expects to fully collect the remaining principal balance on the loan.

Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under home equity lines of credit, overdraft protection arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that restrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Real Estate Owned

Real estate acquired through foreclosure is initially recorded at the lower of fair value or the loan balance at date of foreclosure. Subsequently, property that is held for resale is carried at the lower of cost or fair value minus estimated selling costs. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense.

Management periodically performs valuations, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value minus estimated selling costs.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the respective assets. Estimated useful lives are as follows:

Buildings	25 to 40 years
Furniture and equipment	5 to 15 years
Automobiles	5 years

Income Taxes

Deferred income taxes payable represent the cumulative tax effect from temporary differences in the recognition of taxable or deductible amounts for income tax and financial reporting purposes.

Prior to July 1, 1996, in computing federal income taxes, savings banks that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed, within limitations, to deduct from taxable income an allowance for bad debts based on actual loss experience, a percentage of taxable income before such deduction or an amount based on a percentage of eligible loans. The applicable percentage of taxable income used for the bad debt deduction was 8%. Effective July 1, 1996, the percentage of taxable income method and the percentage of eligible loans method for determining the bad debt deduction are no longer available. At December 31, 2001, the cumulative bad debt reserve, upon which no taxes have been paid on tax returns, was approximately $1.2 million.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

Of this amount, $783,000 represents that portion of the cumulative bad debt reserve for which financial statement income taxes have not been provided, in accordance with FASB Statement No. 109, *Accounting for Income Taxes.*

The Small Business Job Protection Act of 1996 (the "Act") repealed the percentage of taxable income method of computing bad debt reserves, and required the recapture into taxable income of "excess reserves," on a taxable basis over six years. Excess reserves are defined in general, as the excess of the balance of the tax bad debt reserve (using the percentage of taxable income method) as of the close of the last tax year beginning before January 1, 1996 over the balance of the reserve as of the close of the last tax year beginning before January 1, 1988. For the Bank, the applicable tax years for measuring excess reserves were June 30, 1996 and June 30, 1988, respectively. As a result of the Act, the Bank is recapturing into taxable income, for tax return purposes only, approximately $497,000 ratably over six years.

Earnings Per Common Share

Basic Earnings Per Share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Segment Reporting

Public business enterprises are required to report information about operating segments in annual financial statements, and selected information about operating segments in financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available, and evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

Derivative Instruments and Hedging Transactions

The Company follows SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, in accounting for derivative and hedging activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

Computer Software

The Company follows Statement of Position (SOP) 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use,* in accounting for computer software developed and obtained for internal use. The SOP requires entities to capitalize certain internal-use software costs once certain criteria are met. Generally, internal costs with respect to software configuration and interface, coding, installation to hardware, testing

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

(including parallel processing), and data conversion costs allowing access of old data by new systems should be capitalized. All other data conversion costs, training, application maintenance, and ongoing support activities should be expensed.

Start-up Activities

The Company follows SOP 98-5, *Reporting on the Costs of Startup Activities,* in its accounting for startup activities. The SOP requires such costs to be expensed as incurred instead of being capitalized and amortized. It applies to startup activities and costs of organization for both development stage and established operating activities, and it changes existing practice for some industries. The SOP broadly defines startup activities as those one-time activities that relate to the opening of a new facility, introduction of a new product or service, doing business in a new territory, initiating a new process in an existing facility, doing business with a new class of customer or beneficiary, or commencing some new operation. Consistent with banking industry practice, the Company's policy is to expense such costs.

Cash and Cash Equivalents

Cash equivalents include currency, balances due from banks, interest-earning deposits with maturities of ninety days or less and federal funds sold.

The Company is required to maintain reserves with the Federal Reserve Bank. The aggregate daily average reserves for the final reporting period in the years ended December 31, 2001 and 2000 were $25,000 and $25,000, respectively.

Reclassifications

Certain reclassifications of the prior year information have been made to conform to the December 31, 2001 presentation.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

NOTE 3

INVESTMENT SECURITIES

A summary of the amortized cost and estimated fair values of investment securities is as follows:

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
December 31, 2001				
Held to Maturity				
United States government and agency obligations	$ 1,999,700	$ 7,800	$ —	$ 2,007,500
Available for Sale				
Debt securities:				
United States government and agency obligations	10,048,700	286,300	—	10,335,000
Tax-exempt municipal bonds	3,482,800	64,300	—	3,547,100
Corporate bonds	6,575,900	116,300	(18,700)	6,673,500
Adjustable Rate Mortgage Fund	1,477,100	—	(800)	1,476,300
Adjustable Rate Commercial Loan Fund	406,600	—	(62,600)	344,000
Total debt securities	21,991,100	466,900	(82,100)	22,375,900
Marketable equity securities:				
Federal Home Loan Mortgage Corporation common stock	232,400	42,300	—	274,700
Citigroup preferred stock	1,032,900	—	(60,400)	972,500
MBNA preferred stock	580,200	—	(78,400)	501,800
Consolidated Edison preferred stock	543,000	—	(83,700)	459,300
Commonwealth Bank trust preferred stock	400,000	16,000	—	416,000
Other equity securities	395,600	40,400	(13,900)	422,100
Total marketable equity securities	3,184,100	98,700	(236,400)	3,046,400
	25,175,200	565,600	(318,500)	25,422,300
Other Investment Securities:				
Federal Home Loan Bank Stock	510,500	—	—	510,500
Federal Reserve Bank Stock	124,800	—	—	124,800
	635,300	—	—	635,300
	$27,810,200	$573,400	$(318,500)	$28,065,100

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
December 31, 2000				
Held to Maturity				
United States government and agency obligations	$12,303,100	$ 52,900	$ —	$12,356,000
Available for Sale				
Debt securities:				
United States government and agency obligations	12,947,200	12,000	(92,000)	12,867,200
Tax-exempt municipal bonds	3,856,800	1,200	(46,500)	3,811,500
Corporate bonds	5,038,100	—	(115,400)	4,922,700
Adjustable Rate Mortgage Fund	1,402,700	—	(9,300)	1,393,400
Adjustable Rate Commercial Loan Fund	384,000	—	(35,900)	348,100
Total debt securities	23,628,800	13,200	(299,100)	23,342,900
Marketable equity securities:				
Federal Home Loan Mortgage Corporation common stock	232,400	56,900	—	289,300
Citigroup preferred stock	1,032,900	—	(112,200)	920,700
MBNA preferred stock	580,200	—	(81,000)	499,200
Consolidated Edison preferred stock	543,000	—	(138,000)	405,000
Other equity securities	377,100	24,700	(27,600)	374,200
Total marketable equity securities	2,765,600	81,600	(358,800)	2,488,400
	26,394,400	94,800	(657,900)	25,831,300
Other Investment Securities:				
Federal Home Loan Bank Stock	491,800	—	—	491,800
Federal Reserve Bank Stock	124,800	—	—	124,800
	616,600	—	—	616,600
	$39,314,100	$147,700	$(657,900)	$38,803,900

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

The amortized cost and estimated fair value of debt securities at December 31, 2001 by contractual maturity, are shown below:

	AMORTIZED COST	ESTIMATED FAIR VALUE
Held to Maturity		
Due in one year or less	$ 1,999,700	$ 2,007,500
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	—	—
Mortgage-backed securities	—	—
	1,999,700	2,007,500
Available for Sale		
Due in one year or less	3,161,100	3,202,600
Due after one year through five years	14,922,300	15,298,700
Due after five years through ten years	2,024,000	2,054,300
Due after ten years	—	—
Adjustable Rate Mortgage Fund	1,477,100	1,476,300
Adjustable Rate Commercial Loan Fund	406,600	344,000
	21,991,100	22,375,900
	$23,990,800	$24,383,400

At December 31, 2001 and 2000, investment securities with a carrying value of approximately $1.0 million and $3.0 million, respectively, were pledged as collateral for public deposits.

For the years ended December 31, 2001 and 2000, proceeds from the sales of securities available for sale amounted to $62,000 and $25,000, respectively. Gross realized gains amounted to $23,000 and $9,000, respectively. Gross realized losses were $0 for both periods. The tax provision applicable to these net realized gains and losses amounted to $8,000 and $3,000, respectively.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

NOTE 4

LOANS RECEIVABLE

Loans receivable are summarized below:

	DECEMBER 31, 2001	DECEMBER 31, 2000
Real Estate Loans:		
Coventional mortgage:		
Secured by one-to-four family residences	$ 44,615,000	$43,809,600
Commercial mortgages	26,366,000	22,662,200
Land	2,591,700	2,471,100
Short-term construction	2,616,800	2,342,600
Home equity lines of credit	8,911,900	6,528,600
Consumer loans	11,669,800	11,086,900
Commercial loans:		
Secured	7,629,500	2,667,400
Unsecured	2,449,200	2,388,700
Total loans	106,849,900	93,957,100
Less:		
Loans in process	1,567,600	1,420,000
Deferred loan fees (costs), net	(139,400)	(143,600)
Allowance for loan losses	1,325,900	1,336,000
	$104,095,800	$91,344,700

The allowance for loan losses is summarized below:

	YEARS ENDED DECEMBER 31, 2001	YEARS ENDED DECEMBER 31, 2000
Balance at beginning of period	$ 1,336,000	$ 1,163,000
Provision charged to expense	310,000	212,400
Recoveries (losses) charged to the allowance, net	(320,100)	(39,400)
Balance at end of the period	$ 1,325,900	$ 1,336,000

Impaired loans were $0 and $267,000 at December 31, 2001 and 2000, respectively. A specific allowance of approximately $150,000 was provided with respect to impaired loans at December 31, 2000. For the years ended December 31, 2001 and 2000, the average recorded investment in impaired loans was $67,000 and $277,000, respectively, and interest income recognized on impaired loans, all on the cash basis, was $0 in both periods. No additional funds are committed to be advanced in connection with impaired loans.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

NOTE 5

PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	DECEMBER 31,	
	2001	2000
Land	$ 448,600	$ 448,600
Buildings	2,341,800	2,231,300
Furniture and fixtures	1,472,900	1,411,900
Computer equipment	644,900	624,600
Automobiles	82,400	66,900
	4,990,600	4,783,300
Less—accumulated depreciation	(2,212,100)	(1,939,900)
	$ 2,778,500	$ 2,843,400

NOTE 6

DEPOSITS

Deposits accounts are summarized below:

	DECEMBER 31,	
	2001	2000
Demand deposits:		
Noninterest-bearing	$ 12,804,300	$ 10,007,000
Interest-bearing:		
Savings accounts	12,979,500	12,015,400
Checking accounts	16,824,300	14,980,900
Money market deposit accounts	8,943,000	5,883,900
Total interest-bearing	38,746,800	32,880,200
Total demand deposits	51,551,100	42,887,200
Time deposits	73,762,600	73,003,000
	$125,313,700	$115,890,200

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $11.3 million and $10.2 million at December 31, 2001 and 2000, respectively.

Time deposits outstanding at December 31, 2001 mature as follows:

Within one year	$47,426,000
One to two years	12,603,000
Two to three years	3,793,000
Three to four years	5,465,000
Four to five years	1,452,000
	$73,762,600

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

NOTE 7

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Bank's financial instruments as of December 31, 2001 and 2000 are as follows:

(IN THOUSANDS)	CARRYING AMOUNT	FAIR VALUE
December 31, 2001		
Financial assets		
Cash and cash equivalents	$ 6,606	$ 6,606
Securities	$ 28,057	$ 28,065
Loans, net of allowance for loan losses	$104,096	$105,989
Accrued interest receivable	$ 981	$ 981
Financial liabilities		
Deposits	$125,314	$126,536
Advances from Federal Home Loan Bank	$ 817	$ 810
Accrued interest payable	$ 27	$ 27
Unrecognized financial instruments		
Commitments to extend credit	N/A	N/A
December 31, 2000		
Financial assets		
Cash and cash equivalents	$ 5,096	$ 5,096
Securities	$ 38,751	$ 38,804
Loans, net of allowance for loan losses	$ 91,345	$ 90,395
Accrued interest receivable	$ 1,131	$ 1,131
Financial liabilities		
Deposits	$115,890	$116,282
Advances from Federal Home Loan Bank	$ 8,055	$ 8,043
Accrued interest payable	$ 78	$ 78
Unrecognized financial instruments		
Commitments to extend credit	N/A	N/A

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents

For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Securities

Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. For restricted securities without readily determinable values, the carrying amount is considered a reasonable estimate of fair value.

Loan receivables

The fair value of loans is estimated by discounting future cash flows, using the current rates at which similar loans would be made to borrowers with similar remaining maturities. This calculation ignores loan fees and certain factors affecting the interest rates charged on various loans, such as the borrower's creditworthiness and compensating balances, and dissimilar types of real estate held as collateral.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

Deposit liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Accrued interest receivable and payable

The carrying amounts of accrued interest receivable and payable approximate their fair values.

Advances from Federal Home Loan Bank

The carrying value of advances from the Federal Home Loan Bank due within ninety days from the balance sheet date approximates fair value. For those borrowings that mature beyond ninety days, the fair value of the borrowing is estimated by discounting future cash flows, using the current rates at which similar borrowings would be obtained from the Federal Home Loan Bank with similar remaining maturities.

Commitments to extend credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the borrowers. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Because of the competitive nature of the marketplace, loan fees vary greatly with no fees charged in many cases. Therefore, management has concluded no value should be assigned.

NOTE 8

ADVANCES FROM FEDERAL HOME LOAN BANK

Borrowings ("advances") from the Federal Home Loan Bank ("FHLB") are scheduled to mature as follows:

	DECEMBER 31,	
	2001	2000
Within one year	$ —	$7,100,000
One to two years	—	—
More than two years	816,700	954,700
	$816,700	$8,054,700

Information regarding FHLB advances is summarized below:

	YEARS ENDED DECEMBER 31,	
	2001	2000
Monthly average balance of borrowings outstanding	$1,527,000	$2,485,000
Maximum month-end balance of borrowings outstanding	$5,737,000	$8,055,000

The weighted average interest rate on advances was 5.70% and 6.04% for the years ended December 31, 2001 and 2000, respectively. These advances are collateralized by the Bank's investment in FHLB stock, qualifying real estate loans with a principal balance of approximately $400,000, and government agency securities with a fair market value of approximately $4.7 million held under a specific collateral agreement. As a member of the FHLB, the Bank has total borrowing capacity of $18.3 million.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

NOTE 9

OTHER NONINTEREST INCOME AND EXPENSE

	YEARS ENDED DECEMBER 31,	
	2001	2000
Other noninterest income		
Credit life commissions	$ 17,000	$ 16,800
Commissions on sales of investment securities	68,500	32,900
Income from real estate held for investment	12,200	9,300
Safe deposit box rental	16,600	14,500
Gain on sale of fixed assets	—	700
Miscellaneous fees and commissions	48,800	39,100
	$163,100	$113,300
Other noninterest expense		
Education and seminars	$ 17,600	$ 22,800
Personnel costs	59,600	52,100
Travel	14,400	10,500
Courier cost	24,500	23,300
Legal and professional fees	143,400	103,200
Supervisory fees	33,000	32,400
Loan costs	44,300	56,000
ATM fees	39,400	33,700
Insurance	29,700	27,700
Bank service charges	52,300	37,800
Deposit account write-offs	37,000	20,300
REO property expense	13,700	13,800
Loss on sale of real estate owned	—	23,100
Loss on sale of fixed assets	7,700	—
Miscellaneous	6,000	8,300
	$522,600	$465,000

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

NOTE 10

INCOME TAXES

The provision for income taxes is summarized below:

	YEARS ENDED DECEMBER 31,	
	2001	2000
Current		
Federal	$608,400	$597,100
State	10,000	—
	618,400	597,100
Deferred		
Federal	(2,000)	4, 000
State	—	—
	(2,000)	4,000
Total		
Federal	606,400	601,100
State	10,000	—
	$616,400	$601,100

	DECEMBER 31,	
	2001	2000
Deferred tax asset		
Bad debts and other provisions	$395,000	$370,000
Unrealized loss on securities available for sale	—	191,400
Other	—	4,000
Total deferred tax asset	395,000	565,400
Deferred tax liability		
FHLB stock	70,000	70,000
Depreciation	165,100	157,000
Unrealized gain on securities available for sale	84,100	—
Other	10,900	—
Total deferred tax liability	330,100	227,000
Net deferred tax asset	$ 64,900	$338,400

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

The differences between expected federal and state income tax expense at statutory rates to actual income tax expense are summarized as follows:

	YEARS ENDED DECEMBER 31,	
	2001	2000
Federal income tax expense—at statutory rate	$696,000	$651,000
Tax effect of:		
Tax exempt interest income	(48,400)	(61,000)
Dividends received deduction	(31,900)	(32,000)
Adjustment to prior period deferred taxes	—	41,000
Other, net	700	2,100
	$616,400	$601,100

NOTE 11

STOCKHOLDERS' EQUITY

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its banking subsidiary must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company meets all capital adequacy requirements to which it is subject.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Company and the Bank's actual capital amounts and ratios are presented in the table.

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS	
(DOLLARS IN THOUSANDS)	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
As of December 31, 2001:						
Total Capital (to Risk-Weighted Assets):						
Consolidated	$16,261	16.00%	$8,131	8.00%	$N/A	N/A
Shore Bank	12,623	12.82%	7,879	8.00%	9,849	10.00%
Tier 1 Capital (to Risk-Weighted Assets):						
Consolidated	$16,588	16.32%	$4,066	4.00%	$N/A	N/A
Shore Bank	12,259	12.45%	3,939	4.00%	5,909	6.00%
Tier 1 Capital (to Average Assets):						
Consolidated	$16,588	11.77%	$5,300	4.00%	$N/A	N/A
Shore Bank	12,259	8.81%	5,232	4.00%	6,540	5.00%
As of December 31, 2000:						
Total Capital (to Risk-Weighted Assets):						
Consolidated	$15,435	17.12%	$7,213	8.00%	$N/A	N/A
Shore Bank	12,464	14.21%	7,015	8.00%	8,769	10.00%
Tier 1 Capital (to Risk-Weighted Assets):						
Consolidated	$15,762	17.48%	$3,607	4.00%	$N/A	N/A
Shore Bank	12,541	14.30%	3,507	4.00%	5,261	6.00%
Tier 1 Capital (to Average Assets):						
Consolidated	$15,762	11.90%	$5,300	4.00%	$N/A	N/A
Shore Bank	12,541	9.59%	5,232	4.00%	6,540	5.00%

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends that may be paid at any date is generally limited to the retained earnings for the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

At December 31, 2001, the Bank's retained earnings available for the payment of dividends was $1.0 million. Accordingly, $11.6 million of the Company's equity in the net assets of the Bank was restricted at December 31, 2001. Funds available for loans or advances by the Bank to the Company amounted to $400,000.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

During March of 2001 and 2000, the Company paid an annual cash dividend of $0.09 and $0.08, respectively, and during November 2001, the Company paid a $0.03 per share quarterly cash dividend. On January 8, 2002, the Company declared a $0.03 per share quarterly cash dividend paid on February 1, 2002 to shareholders of record on January 15, 2002.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

During the year December 31, 2001, the Company completed its repurchase of approximately 90,000 shares of common stock under the stock repurchase plan approved during November 2000. The average price of the 90,000 shares purchased under the November plan was $7.29. During June 2001, the Company approved the repurchase of 85,000 additional shares of common stock on the open market. Under this plan, the Company has repurchased 49,700 shares of common stock at $8.88, or 93% of the Company's book value of $9.58 at December 31, 2001. During the year ended December 31, 2001, the Company repurchased a total of 120,045 shares of common stock under both plans at an average price of $7.81 per share.

During October 2001, the Company's Board of Directors approved a Dividend Reinvestment Plan ("DRIP Plan") whereby shareholders may elect to have cash dividends paid by the Company reinvested in its common stock, subject to certain limitations. Shareholders may also make optional cash payments to purchase additional shares of the Company's common stock. The DRIP Plan document details the plan and was sent to each shareholder during November 2001.

NOTE 12

EMPLOYEE BENEFIT PLANS

Profit Sharing Plan

The Bank's Profit Sharing Plan Trust (the "Plan") provides for retirement, death and disability benefits. An employee becomes eligible for participation after completion of ninety days of service, and becomes a member of the Plan on the first day of the month following qualification. However, an employee must be employed on the last day of the year to be eligible for profit sharing under the Plan.

Employees may elect to defer 2%-10% of their compensation, with the Bank making matching contributions equal to 100% of the first 3% of compensation deferred, and 50% of the next 3%. Matching contributions made by the Bank under the Plan totaled approximately $42,200 and $43,500 for the years ended December 31, 2001 and 2000, respectively. The Bank may also elect to make discretionary contributions to the Plan; accordingly, $58,000 and $50,000 of such contributions were made during the years ended December 31, 2001 and 2000, respectively.

Stock Option Plans

On April 17, 2001, the Company's shareholders approved the Shore Financial Corporation 2001 Stock Incentive Plan (the "Plan") making available up to 270,000 shares of common stock for granting restricted stock awards and stock options in the form of incentive stock options and non-statuatory stock options to employees of the Company. The Plan expires on April 16, 2011.

The Company's 1992 Stock Option Plan and the 2001 Stock Incentive Plan ("stock incentive plans") are designed to attract and retain qualified personnel in key positions, provide employees with a proprietary interest in the Company as an incentive to contribute to the success of the Company and the Bank and reward employees for outstanding performance and the attainment of targeted goals. The stock incentive plans provide for the grant of incentive stock options intended to comply with the requirements of Section 422 of the Internal Revenue Code of 1986 ("incentive stock options"), as well as non-qualified stock options. The 2001 Stock Incentive Plan also provides for the granting of restricted stock awards.

The stock incentive plans are administered by a committee formed by the Company's Board of Directors, each member of which is a "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934. Unless sooner terminated, each of the stock incentive plans is in effect for a period of ten years from the date of adoption by the Board of Directors.

Under the stock incentive plans, the committee determines which employees will be granted options, whether such options will be incentive or nonqualified options, the number of shares subject to each option, whether such

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

options may be exercised by delivering other shares of common stock and when such options become exercisable. In general, the per share exercise price of an incentive stock option shall be at least equal to the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a non-qualified stock option shall be not less than 50% of the fair market value of a share of common stock on the date the option is granted.

Stock options shall become vested and exercisable in the manner specified by the committee. In general, each stock option or portion thereof shall be exercisable at any time on or after it vests and is exercisable until 10 years after its date of grant. Stock options are nontransferable except by will or the laws of descent and distribution.

The committee also determines which employees will be awarded restricted stock and the number of shares to be awarded. The value of the restricted stock is to be at least equal to the fair market value of the common stock on the date the stock is granted. No shares of restricted stock have been awarded.

During the year ended December 31, 2001, the Company granted 8,200 nonqualified stock options under the 1992 plan at an average exercise price of $7.22 and granted 15,500 incentive stock options under the 2001 plan at an average exercise price of $8.00.

The following table represents options outstanding under the Stock Option Plan:

	YEARS ENDED DECEMBER 31,			
	2001		2000	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding—beginning of year	39,500	$8.74	38,000	$7.91
Granted	23,700	7.73	16,000	7.88
Exercised	2,500	7.90	12,000	4.84
Forfeited	450	7.22	2,500	9.30
Outstanding—end of year	60,250	$8.39	39,500	$8.74
Exercisable—end of year	60,250	$8.39	39,500	$8.74
Weighted average fair value of options granted		$3.51		$1.50

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

The Company applies APB Opinion 25, *Accounting for Stock Issued to Employees*, and related Interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for the awards under the plan consistent with the method prescribed by FASB Statement No. 123, *Accounting for Stock-Based Compensation*, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	YEARS ENDED DECEMBER 31,	
	2001	2000
Net income		
As reported	$1,430,900	$1,313,000
Pro forma	1,349,300	1,292,800
Earnings per share—basic		
As reported	0.82	0.72
Pro forma	0.78	0.71
Earnings per share—diluted		
As reported	0.82	0.72
Pro forma	0.78	0.71

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	YEARS ENDED DECEMBER 31,	
	2001	2000
Dividend yield	1.50%	1.00%
Expected life	5.7	5
Expected volatility	51.00%	36.00%
Risk-free interest rate	4.42%	5.50%

Other information pertaining to options outstanding at December 31, 2001 is as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE
$7.88—$10.00	60,250	5	$8.39	60,250	$8.39
Outstanding at end of year	60,250			60,250	

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

NOTE 13

RELATED PARTY TRANSACTIONS

In the normal course of business, the Bank makes loans to directors, officers and other related parties. Loans to employees are made on substantially the same terms as those prevailing at the time for comparable transactions with other borrowers, except that the interest rate is reduced by a stated amount for primary residence loans, as long as such person remains employed by the Bank. A summary of related party loan activity for the periods indicated is as follows:

Balance, December 31, 2000	3,626,000
Originations	1,065,000
Repayments	(1,323,000)
Balance, December 31, 2001	$ 3,368,000

Related party deposit balances outstanding at December 31, 2001 and 2000 were $2.0 million and $739,000, respectively.

NOTE 14

COMMITMENTS AND CONTINGENCIES AND OTHER RELATED PARTY TRANSACTIONS

The Bank has a lease agreement with the Bank's former Chairman of the Board of Directors to lease a lot at Four Corners Plaza, Onley, Virginia, for $1,750 per month for twelve years with four five-year renewals. Each renewal will be at the option of the Bank and the leases will be based on the previous lease rate, after being adjusted for changes in the consumer price index.

The Bank has a lease agreement with a Maryland general partnership, of which a related party is a general partner, providing for the use of commercial office space to facilitate the Bank's downtown Salisbury, Maryland branch location. The lease term began in September, 1997 and expires in August, 2002. The agreement provides for three five-year renewal periods at the Bank's option. Monthly lease amounts during the lease term are $2,250 and range from $2,643 to $3,650 monthly during the renewal periods, if executed.

The Company has a non-related party lease agreement providing for the use of commercial office space to facilitate the Company's and the Bank's administrative operations. The lease term began in March, 1999 and expires in February, 2004. The agreement provides for two five-year renewals with the same terms and conditions of the original lease agreement. Lease amounts for the renewals can be increased by fifty percent of the US Consumer Price Index increase during the previous five years of the lease term. Lease amounts during the initial lease term approximate $2,500.

Minimum future rental payments for these operating leases are as follows:

Years Ending December 31,	
2002	$69,600
2003	$51,600
2004	$26,200
2005	$21,100
2006	$21,100

Rental expense under operating leases was $78,600 and $83,000 for the years ended December 31, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include single-family residences, other residential property, commercial property and land. At December 31, 2001 and 2000, the Bank had outstanding commitments to originate loans with variable interest rates of approximately $4.5 million and $1.1 million, respectively. In addition, unused lines of credit, primarily at variable rates, amounted to approximately $17.5 million and $15.6 million at December 31, 2001 and 2000, respectively. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

In the normal course of business, the Bank has entered into employment agreements with some of its key Executives. The Company may terminate the employment agreements with proper notice as specified in the agreements. Termination without cause (as defined in the agreement) entitles the Executive to base salary and benefits for a specified period of time from the date of termination, depending on the agreement.

The Bank has an agreement with a service company whereby the latter furnishes data processing services to the Bank. The contract expired during January 2002; however, the Bank and the service company are finalizing a new contract for an additional 60 months that is similar to the previous agreement and to those entered into by other entities in the financial institution industry. The costs represent normal operating costs to the Bank.

Shore Investments Inc. has an agreement with a registered broker-dealer to sell investment products. The agreement has an initial term of two years and automatically renews for subsequent one-year terms, subject to certain termination clauses within the agreement.

Various legal claims also arise from time to time in the normal course of business that, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

NOTE 15

EARNINGS PER SHARE RECONCILIATION

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

	YEARS ENDED DECEMBER 31,	
	2001	2000
Net income (numerator, basic and diluted)	$1,430,900	$1,312,700
Weighted average shares outstanding (denominator)	1,736,100	1,825,200
Earnings per common share—basic	$ 0.82	$ 0.72
Effect of dilutive securities:		
Weighted average shares outstanding	1,736,100	1,825,200
Effect of stock options	1,300	—
Diluted average shares outstanding (denominator)	1,737,400	1,825,200
Earnings per common share—assuming dilution	$ 0.82	$ 0.72

The effect of unexercised stock options are not considered for 2000, as their impact would be antidilutive.

NOTE 16

PARENT COMPANY

Since its inception, the Company's business activities have been limited to investment activities related to the Bank and its excess cash. Dividends from the Bank and investment income represent the only sources of funds for the Company. Certain restrictions exist that limit the amount of dividends the Bank may declare without obtaining regulatory approval. At December 31, 2001, the Bank had approximately $1.0 million available to declare in dividends under existing regulatory guidelines.

The Company requires very little administrative support. The Company's primary costs consist of its board of director's expenses, its building lease, public reporting requirements and annual fees associated with being a public company. During the years ended December 31, 2001 and 2000, the Bank did not pay the Company any management fees.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

The Company's condensed balance sheets as of December 31, 2001 and 2000, and the related condensed statements of income and cash flows for years ended December 31, 2001 and 2000 are provided below:

Condensed Balance Sheets

	DECEMBER 31,	
	2001	2000
Assets		
Cash and due from banks	$ 553,000	$ 422,000
Securities available-for-sale	3,015,000	2,446,000
Investment in Shore Bank	12,623,000	12,464,000
Other assets	137,000	177,000
Total Assets	$16,328,000	$15,509,000
Liabilities and Stockholders' Equity		
Liabilities	$ 67,000	$ 73,000
Stockholders' equity	16,261,000	15,436,000
Total Liabilities and Stockholders' Equity	$16,328,000	$15,509,000

Condensed Statements of Income

	YEARS ENDED DECEMBER 31,	
	2001	2,000
Income		
Dividends from Shore Bank	$1,700,000	$ —
Investment income	162,000	161,000
Gain on sales of securities	23,000	—
Total Income	1,885,000	161,000
Expenses		
Directors' fees	48,000	48,000
Accounting and professional fees	71,000	57,000
Other	49,000	47,000
Total Expenses	168,000	152,000
Income Before Income Taxes and Equity in Undistributed Net Income of Subsidiary	1,717,000	9,000
Income Tax Expense	—	—
Income Before Equity in Undistributed Net Income of Subsidiary	1,717,000	9,000
Equity in Undistributed Net Income of Subsidiary (1)	(286,000)	1,304,000
Net Income	$1,431,000	$1,313,000

(1) Amount in parentheses represents the excess of dividends declared over net income of subsidiary.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

Condensed Statements of Cash Flows

	YEARS ENDED DECEMBER 31,	
	2001	2000
Operating Activities		
Net income	$ 1,431,000	$ 1,313,000
Equity in undistributed net income of subsidiary	286,000	(1,304,000)
Other non-cash transactions	(1,000)	(2,000)
Gain on sale of securities	(23,000)	—
Change in other assets	(3,000)	(61,000)
Change in other liabilities	(6,000)	73,000
Cash flows provided by operating activities	1,684,000	19,000
Investing Activities		
Proceeds from sale of available-for-sale securities	62,000	25,000
Purchase of available-for-sale securities	(473,000)	(50,000)
Purchase of premises and equipment	(12,000)	—
Cash flows used by investing activities	(423,000)	(25,000)
Financing Activities		
Proceeds from exercise of common stock options	20,000	58,000
Repurchase of common stock	(938,000)	(137,000)
Payment of dividend on common stock	(212,000)	(146,000)
Cash flows used by financing activities	(1,130,000)	(225,000)
Net increase (decrease) in cash and cash equivalents	131,000	(231,000)
Cash and cash equivalents, beginning of period	422,000	653,000
Cash and cash equivalents, end of period	$ 553,000	$ 422,000

NOTE 17

SEGMENT INFORMATION

Management determines the Company's operating segments and evaluates their performance by the markets in which the Bank operates. Currently, the Bank operates in two different geographical markets: Virginia and Maryland. Generally, each market possesses a different customer base and occasionally requires that management approach product pricing and promotion in different manners. However, products offered in each market are similar. Additionally, the Maryland market represents a newer market to the Bank than does the Virginia market.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on net interest income from operations and asset growth within the segments.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000 (continued)

Since the Company derives a significant portion of its revenues from interest income and interest expense is the most significant expense, the segments are reported below using net interest income for the periods indicated. The "Other" column primarily represents the Company's investment activities resulting from excess cash available within the individual segments. The "Elimination" column represents intersegment activities and reconciles the segments to the Company's consolidated financial statements.

(IN THOUSANDS)	VIRGINIA	MARYLAND	OTHER	ELIMINATION OF INTERSEGMENT TRANSACTIONS	TOTAL
Net Interest Income:					
Year ended December 31, 2001	$ 3,492	$ 641	$ 1,950	$ (1,095)	$ 4,988
Year ended December 31, 2000	$ 3,256	$ 615	$ 2,098	$ (1,176)	$ 4,793
Assets:					
December 31, 2001	$130,426	$19,060	$33,641	$(40,276)	$142,851
December 31, 2000	$122,509	$17,151	$42,177	$(42,023)	$139,814

NOTE 18

COMPREHENSIVE INCOME

Total comprehensive income consists of the following for the years indicated:

	YEARS ENDED DECEMBER 31,	
	2001	2000
Net income	$1,430,900	$1,312,700
Other comprehensive income	524,500	449,000
Total comprehensive income	$1,955,400	$1,761,700

The components of other comprehensive income are as follows for the years indicated:

	YEARS ENDED DECEMBER 31,	
	2001	2000
Unrealized gains on securities:		
Unrealized holding gains arising during the period	$ 830,600	$ 682,500
Less: reclassification adjustment for gains included in income	(23,200)	(8,500)
Total other comprehensive income before income tax expense	807,400	674,000
Income tax expense	(282,900)	(225,000)
Net unrealized gains	$ 524,500	$ 449,000

Independent Auditors' Report

Board of Directors and Stockholders
Shore Financial Corporation and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of *Shore Financial Corporation and Subsidiaries* as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *Shore Financial Corporation and Subsidiaries* as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with auditing standards generally accepted in the United States of America.

Goodman & Company, L.L.P.

Norfolk, Virginia
January 25, 2002.

Market for Registrant's Common Stock and Related Stockholder Matters

Market Information

The Company's common stock is listed on the Nasdaq National Market under the symbol "SHBK." The following table sets forth the per share high and low sales prices for the common stock as reported on the Nasdaq National Market for the periods indicated:

	PRICE RANGE	
	HIGH	LOW
2000		
First Quarter	$8.13	$7.19
Second Quarter	7.75	6.81
Third Quarter	7.38	6.88
Fourth Quarter	7.50	6.50
2001		
First Quarter	$7.63	$7.25
Second Quarter	9.50	7.38
Third Quarter	10.20	7.56
Fourth Quarter	9.95	9.10

At February 12, 2002, there were 1,697,667 shares of common stock outstanding held by 743 stockholders of record.

Dividend Policy

During March of 2001 and 2000, the Company paid an annual cash dividend of $0.09 and $0.08, respectively, and during November 2001, the Company paid a $0.03 per share quarterly cash dividend. On January 8, 2002, the Company declared a $0.03 per share quarterly cash dividend paid on February 1, 2002 to shareholders of record on January 15, 2002. The Company hopes to pay a similar quarterly cash dividend on its common stock in the foreseeable future. However, any future determination as to payment of cash dividends will be at the discretion of the Company's Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other factors deemed relevant by the Board of Directors. During the year ended December 31, 2001, the Bank declared and paid the Company a $1.7 million dividend. During the year ended December 31, 2000 the Bank did not pay a dividend to the Company.

Directors and Officers

SHORE FINANCIAL CORPORATION

BOARD OF DIRECTORS

Henry P. Custis, Jr., *Chairman*
Law firm of Custis, Lewis & Dix, L.L.P.

Terrell E. Boothe
Terrell E. Boothe, Inc.

D. Page Elmore
Waste Management Inc.

Scott C. Harvard
President and Chief Executive Officer
Shore Financial Corporation and Shore Bank

Richard F. Hall, III
Loblolly Farms
Seaside Produce

Dr. Lloyd J. Kellam, III
Eastern Shore Physicians and Surgeons

L. Dixon Leatherbury
Leatherbury Equipment Co.
Wakefield Equipment Co.

A. Jackson Mason
Mason-Davis Co., Inc.

OFFICERS

Scott C. Harvard
President and Chief Executive Officer

Steven M. Belote
Vice President and Secretary

Vonda M. Smith
Assistant Secretary

SHORE BANK

OFFICERS

Scott C. Harvard
President and Chief Executive Officer

Steven M. Belote
Senior Vice President and Chief Financial Officer

J. Anderson Duer, Jr.
Senior Vice President-Lending

Brenda P. Wallace
Senior Vice President-Operations

Craig H. McConnell
Regional Vice President

Vonda M. Smith
Corporate Secretary

Natalie N. Binder
Vice President

Tammy V. Mason
Vice President

Dennis J. Hebert
Vice President/Maryland Division

Mychelle L. Holloway
Internal Auditor

Jacqueline L. Carpenter
Assistant Vice President

William H. Deckert, III
Assistant Vice President

Anne H. J. Dize
Assistant Vice President

Claire I. Hoff
Assistant Vice President

Martha H. James
Assistant Vice President

Donna E. Weaver
Assistant Vice President

Jane O. Wyatt
Assistant Vice President

SALISBURY BOARD OF DIRECTORS

John J. Evans, CPA, *Chairman*
Holloway & Marval, P.A.

Edward E. Henry
Retired

Billye Lee Sarbanes
Retired

Donald E. Williams
Advanced Property Rental

Dr. Donald Wood
Peninsula Cardiology Associates, P.A.

Corporate Information

CORPORATE HEADQUARTERS AND MAIN OFFICE

25253 Lankford Highway
Onley, Virginia 23418
Phone: (757) 787-1335
Fax: (757) 789-3645

BRANCH OFFICES

18426 Dunne Avenue
Parksley, VA 23421

6350 Maddox Boulevard
Chincoteague, Virginia 23336

21220 North Bayside Drive
Cheriton, Virginia 23316

4017 Lankford Highway
Exmore, Virginia 23350

1503 South Salisbury Boulevard
Salisbury, Maryland 21801

100 West Main Street
Salisbury, Maryland 21801

OPERATIONS CENTER

23378 Commerce Drive
Accomac, VA 23301

TRANSFER AGENT

Fulton Bank
One Penn Square
Lancaster, PA 17604

SPECIAL COUNSEL

LeClair Ryan
707 East Main Street, 11th Floor
Richmond, VA 23219

INVESTOR INFORMATION

Mychelle L. Holloway,
Shore Financial Corporation,
P.O. Box 920,
Onley, Virginia, 23418,
(757) 787-1335
mholloway@shorebank.com

MEMBER

Federal Deposit Insurance Corporation
Federal Reserve System

INDEPENDENT AUDITORS

Goodman & Company, LLP
One Commercial Place, Suite 800
Norfolk, VA 23514

INTERNET

Web site: www.shorebank.com
Address: shorebank.com

ANNUAL MEETING

The Annual Meeting of the stockholders of Shore Financial Corporation will be held at the Chamber of Commerce in Melfa, Virginia on Tuesday, April 16, 2002, 2:00 P.M.

SECURITIES LISTING

The Company's shares are traded on The NASDAQ Stock Market under ticker symbol "SHBK".

MARKET MAKERS

Anderson & Strudwick, Incorporated
Ferris, Baker Watts Incorporated
Knight Securities, L.P.
McKinnon & Company, Incorporated
RBC Dain Rauscher
Spear Leeds & Kellogg Capital Markets

Shore Financial Corporation
25253 Lankford Highway
P.O. Box 920
Onley, Virginia 23418

(757) 787-1335
www.shorebank.com